1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2012

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date May 7, 2012	By	/s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE INTENTION

If you are in any doubt about any of the contents of this circular or as to what action to take in relation to this circular, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Yanzhou Coal Mining Company Limited, you should at once hand this circular and the enclosed form of proxy and reply slip to the purchaser(s) or transferee(s) or to the bank, or a licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser(s) or transferee(s).

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

(1)	CONTINUING CONNECTED TRANSACTIONS;

(2)	PROPOSAL FOR RE-APPOINTMENT OF EXTERNAL AUDITING FIRM FOR THE YEAR 2012;

(3)	PROPOSAL FOR THE ALTERATION OF THE APPROVED FINANCING ACTIVITIES OF THE FINANCING BUSINESS;

(4)	PROPOSAL FOR THE EXTENSION OF THE TERM FOR THE USD3 BILLION LOAN OF YANCOAL AUSTRALIA LIMITED;

(5)	PROPOSAL FOR THE PROVISION OF GUARANTEE FOR THE BUSINESS IN AUSTRALIA;

(6)	PROPOSAL FOR GENERAL MANDATES TO ISSUE H SHARES AND REPURCHASE OF H SHARES;

(7)	NOTICE OF 2011 ANNUAL GENERAL MEETING;

(8)	NOTICE OF 2012 FIRST CLASS MEETING OF THE HOLDERS OF A SHARES; AND

(9)	NOTICE OF 2012 FIRST CLASS MEETING OF THE HOLDERS OF H SHARES.

Independent financial adviser to

the Independent Board Committee and the Independent Shareholders

Guotai Junan Capital Limited

Notices convening the AGM, the A Shareholders’ Class Meeting and the H Shareholders’ Class Meeting to be held at 9:00 a.m., 10:30 a.m. and 11:30 a.m. respectively on Friday, 22 June 2012 at the Conference Room of Wai Zhao Building, 329 South Fushan Road, Zoucheng, Shandong Province 273500, the People’s Republic of China are set out on pages 81 to 93 of this circular.

Whether or not you are able to attend the respective meetings in person, you are strongly urged to complete and sign the enclosed form of proxy in accordance with the instructions printed thereon. For holders of H Shares of the Company, the proxy form shall be lodged with the Company’s H Share Registrar, Hong Kong Registrars Limited at 17M, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. For holders of A Shares, the proxy form shall be lodged at the Office of the Secretary to the Board at 298 South Fushan Road, Zoucheng, Shandong Province 273500, the People’s Republic of China as soon as possible but in any event not later than 24 hours before the time appointed for the holding of the relevant meeting(s) or any adjourned meeting(s) (as the case may be).

Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting(s) or any adjourned meeting(s) should you so wish.

8 May 2012

– i –

DEFINITIONS

In this circular, unless the context requires otherwise, the following expressions have the following meaning:

“A Share(s)”	domestic shares in the ordinary share capital of the Company, with a nominal value of RMB1.0 each, which are subscribed for and fully paid in Renminbi and are listed on the Shanghai Stock Exchange;

“A Shareholders”	holders of A Shares;

“A Shareholders’ Class Meeting”	the 2012 first class meeting of the holders of A Shares to be held at 10:30 a.m. on Friday, 22 June 2012 at the Company’s conference room of Wai Zhao Building, 329 South Fushan Road, Zoucheng, Shandong Province, the PRC to approve the Repurchase Mandate;

“ADSs”	American depositary shares, each representing ownership of 10 H Shares, which are listed on New York Stock Exchange Inc.;

“AGM”	the annual general meeting of the Company for the year ended 31 December 2011 to be held at 9:00 a.m. on Friday, 22 June 2012 at the Conference Room of Wai Zhao Building, 329 South Fushan Road, Zoucheng, Shandong Province, the PRC;

“Annual Cap” or “Annual Caps”	the annual limit within which the aggregate annual amount of a category of Continuing Connected Transaction shall not exceed for a financial year and “Annual Caps” shall mean the applicable annual limits of different categories of Continuing Connected Transactions for a particular financial year;

“Articles of Association”	the articles of association of the Company;

“associates”	has the meaning ascribed to it in the Hong Kong Listing Rules;

“AUD”	Australian dollars, the lawful currency of Australia;

“Austar Company”	Austar Coal Mine Pty Limited, a company with limited liability incorporated under the laws of Australia in 2004 and a wholly-owned subsidiary of Yancoal Australia Limited, and is mainly engaged in coal production, processing, preparation and sales operations;

“Board”	the board of Directors of the Company;

DEFINITIONS

“CBRC”	China Banking Regulatory Commission;

“Company”	, Yanzhou Coal Mining Company Limited, a joint stock limited company incorporated in the PRC and the H Shares, ADSs and A Shares of which are listed on the Hong Kong Stock Exchange, New York Stock Exchange Inc. and the Shanghai Stock Exchange, respectively;

“connected persons”	has the meaning ascribed to it in the Hong Kong Listing Rules;

“Continuing Connected Transactions”	the connected transactions entered into on a continuing basis between the Company and the Parent Company or Yankuang Group Finance (as the case may be);

“Directors”	the directors of the Company;

“Existing Continuing Connected Transactions”	the six continuing connected transactions between the Company and the Parent Company or Yankuang Group Finance (as the case may be) contemplated under the six Existing Continuing Connected Transaction Agreements;

“Existing Continuing Connected Transaction Agreements”	the five agreements in relation to the Existing Continuing Connected Transactions entered into between the Company and the Parent Company on 31 October 2008, namely, (i) the Provision of Labour and Services Agreement, (ii) Provision of Insurance Fund Administrative Services Agreement, (iii) Provision of Materials Supply Agreement, (iv) Provision of Coal Products and Materials Agreement and (v) Provision of Electricity and Heat Agreement, and the Financial Services Agreement entered into between the Company and Yankuang Group Finance on 19 August 2011;

“Group”	the Company and its subsidiaries;

“Guotai Junan”	Guotai Junan Capital Limited, a licensed corporation to carry out Type 6 (advising on corporate finance) regulated activity under the SFO, which is the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the Non-exempt Continuing Connected Transactions (including the terms under the Non-exempt Continuing Connected Transaction Agreements) and the Proposed Annual Caps;

DEFINITIONS

“H Share(s)”	overseas listed foreign invested shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange;

“H Shareholders”	holders of H Shares;

“H Shareholders’ Class Meeting”	the 2012 first class meeting of the holders of H Shares to be held at 11:30 a.m. on Friday, 22 June 2012 at the Company’s Conference Room of Wai Zhao Building, 329 South Fushan Road, Zoucheng, Shandong Province, the PRC to approve the Repurchase Mandate;

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong;

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC;

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“Independent Board Committee”	a committee of the Board established for the purpose of considering the terms of the Non-exempt Continuing Connected Transactions and the Proposed Annual Caps, comprising independent non-executive Directors who are independent in respect of the Continuing Connected Transactions;

“Independent Shareholders”	Shareholders other than the Parent Company and its associates, and who are not involved in, or interested in the Continuing Connected Transactions;

“Issue Mandate”	subject to the conditions set out in the proposed resolution approving the Issue Mandate at the AGM, the general mandate given to the Board to exercise the power to issue H Shares up to a maximum of 20% of the aggregate nominal value of H Shares in issue as at the date of the passing of the resolution;

“Latest Practicable Date”	4 May 2012, being the latest practicable date of ascertaining certain information contained in this circular prior to its publication;

“Major Commercial Banks in the PRC”	Industrial and Commercial Bank of China, Agricultural Bank of China, Bank of China, China Construction Bank and other banks;

DEFINITIONS

“Non-exempt Continuing Connected Transactions”	the transactions described in sub-paragraphs A1, A3, A4 and A6.(a) of paragraph 3 in the section headed “Continuing Connected Transactions”, which are subject to the reporting, annual review, announcement and Independent Shareholders’ approval requirements pursuant to the Hong Kong Listing Rules;

“Non-exempt Continuing Connected Transaction Agreements”	the Provision of Labour and Services Agreement, Provision of Materials Supply Agreement, Provision of Products, Materials and Equipment Leasing Agreement and the Financial Services Agreement, details of which are set out in sub-paragraphs A1, A3, A4 and A6 of paragraph 3 in the section headed “Continuing Connected Transactions”;

“Parent Group”	the Parent Company, its subsidiaries and its associates, excluding the Group;

“PRC”	the People’s Republic of China;

“Proposed Annual Caps”	the annual limits in respect of each category of transactions under the Non-exempt Continuing Connected Transaction Agreements proposed by the Board;

“Proposed Continuing Connected Transactions”	the six Continuing Connected Transactions between the Company and the Parent Company or Yankuang Group Finance (as the case may be) contemplated under the Proposed Continuing Connected Transaction Agreements;

“Repurchase Mandate”	subject to the conditions set out in each of the proposed resolution approving the Repurchase Mandate at the AGM, the A Shareholders’ Class Meeting and the H Shareholders’ Class Meeting, the general mandate given to the Board to exercise the power to repurchase H Shares not exceeding 10% of the aggregate nominal value of H Shares in issue as at the date of the passing of the resolution;

“RMB”	Renminbi, the lawful currency of the PRC;

“SAFE”	State Administration of Foreign Exchange of the PRC;

“Shareholder(s)”	the A Shareholder(s) and the H Shareholder(s);

“Shares”	A Shares and H Shares;

DEFINITIONS

“subsidiaries”	has the meaning ascribed to it in the Hong Kong Listing Rules;

“Takeovers Code”	The Hong Kong Code on Takeovers and Mergers and Share Repurchases;

“USD”	United States dollars, the lawful currency of the United States of America;

“Yancoal Australia”	Yancoal Australia Limited, a company with limited liability incorporated under the laws of Australia in 2004 and a wholly-owned subsidiary of the Company, mainly engages in the management of the projects invested by the Company in Australia;

“Yancoal Resources”	Yancoal Resources Limited (previously known as Felix Resources Limited), a limited company incorporated under the laws of Australia and a wholly-owned subsidiary of Austar Company, mainly engages in coal mining, sales and exploration of coal;

“Yankuang Group Finance”	Yankuang Group Finance Co., Ltd., a limited liability company incorporated in the PRC, which is owned as to 70%, 25% and 5% by the Parent Company, the Company and China Credit Trust Co., Ltd. respectively. Yankuang Group Finance is a non-banking financial institution legally established with the approval of CBRC and is a professional institution engaging in corporate financial services;

“Yankuang Group” or “Parent Company”	, Yankuang Group Corporation Limited, a wholly State-owned corporation and the controlling shareholder of the Company holding approximately 52.86% of the total share capital of the Company as at the date of this circular; and

“%”	per cent.

Note:	In this circular, the English names of the PRC entities are translation of their Chinese names and included herein for identification purpose only. In the event of any inconsistency, the Chinese names shall prevail.

LETTER FROM THE BOARD

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

Directors: Li Weimin Wang Xin Zhang Yingmin Shi Xuerang Wu Yuxiang Zhang Baocai Dong Yunqing Independent non-executive Directors: Wang Xianzheng Cheng Faguang Wang Xiaojun Xue Youzhi

Registered office:

298 South Fushan Road

Zoucheng

Shandong Province

PRC

Postal Code: 273500

Principal place of business in Hong Kong:

Rooms 2608-10

26/F., The Center

99 Queen’s Road Central

Hong Kong

8 May 2012

To the Shareholders

Dear Sir or Madam,

(1)	CONTINUING CONNECTED TRANSACTIONS;

(2)	PROPOSAL FOR RE-APPOINTMENT OF EXTERNAL AUDITING FIRM FOR THE YEAR 2012;

(3)	PROPOSAL FOR THE ALTERATION OF THE APPROVED FINANCING ACTIVITIES OF THE FINANCING BUSINESS;

(4)	PROPOSAL FOR THE EXTENSION OF THE TERM FOR THE USD3 BILLION LOAN OF YANCOAL AUSTRALIA LIMITED;

(5)	PROPOSAL FOR THE PROVISION OF GUARANTEE FOR THE BUSINESS IN AUSTRALIA;

(6)	PROPOSAL FOR GENERAL MANDATES TO ISSUE H SHARES AND REPURCHASE OF H SHARES;

(7)	NOTICE OF 2011 ANNUAL GENERAL MEETING;

(8)	NOTICE OF 2012 FIRST CLASS MEETING OF THE HOLDERS OF A SHARES; AND

(9)	NOTICE OF 2012 FIRST CLASS MEETING OF THE HOLDERS OF H SHARES.

LETTER FROM THE BOARD

I.	INTRODUCTION

The purpose of this circular is to provide you with information relating to certain resolutions regarding the following matters to be proposed at the AGM and (as the case may be) the A Shareholders’ Class Meeting and the H Shareholders’ Class Meeting:

(1)	the Continuing Connected Transactions;

(2)	the re-appointment of external auditing firm for the year 2012;

(3)	the alteration of the approved financing activities of the financing business;

(4)	the extension of the term for the USD3 billion loan of Yancoal Australia Limited;

(5)	the provision of guarantee for the business in Australia;

(6)	the grant of general mandates to issue H Shares and repurchase H Shares;

and to give you the notices of the AGM, A Shareholders’ Class Meeting and the H Shareholders’ Class Meeting.

II.	CONTINUING CONNECTED TRANSACTIONS

1.	BACKGROUND

1.1	Independent Shareholders’ Approval

Reference is made to the Company’s announcement date 5 April 2012.

The Company has conducted and intends to continue to conduct Continuing Connected Transactions with the Parent Company and Yankuang Group Finance (as the case may be) since its incorporation.

On 23 March 2012, the Board approved (1) the establishment of an independent board committee to consider and advise the Independent Shareholders in respect of the Non-exempt Continuing Connected Transactions (including the terms under the Non-exempt Continuing Connected Transaction Agreements) and the Proposed Annual Caps; and (2) the appointment of an independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Non-exempt Continuing Connected Transactions (including the terms under the Non-exempt Continuing Connected Transaction Agreements) and the Proposed Annual Caps. Four Directors, namely, Mr. Li Weimin, Mr. Wang Xin, Mr. Zhang Yingmin and Mr. Shi Xuerang, being Directors with connected relationship with Yankuang Group, have abstained from voting at the meeting of the Board convened for the purpose of approving the Continuing Connected Transactions. Save as disclosed above, none of the other Directors has a material interest in the entering into of the Proposed Continuing Connected Transaction Agreements.

LETTER FROM THE BOARD

On 23 April 2012, the Company entered into the Proposed Continuing Connected Transaction Agreements with the Parent Company and Yankuang Group Finance (as the case may be).

In this circular, references to the Company and the Parent Company in relation to the provision of products, materials or services in connection with Continuing Connected Transactions shall include, in the case of the Company, its subsidiaries; and in the case of the Parent Company, its subsidiaries and its associates, excluding the Group.

1.2	Existing Continuing Connected Transactions

The Existing Continuing Connected Transaction Agreements with the Parent Company and Yankuang Group Finance (as the case may be) include:

A1.	Provision of Labour and Services Agreement

A2.	Provision of Insurance Fund Administrative Services Agreement

A3.	Provision of Materials Supply Agreement

A4.	Provision of Coal Products and Materials Agreement

A5.	Provision of Electricity and Heat Agreement

A6.	Financial Services Agreement

1.3	Summary of the principal terms and conditions of the Existing Continuing Connected Transactions

A1.	Provision of Labour and Services Agreement

Pursuant to the Provision of Labour and Services Agreement:

(a)	Labour and services to be provided by the Parent Company to the Company: construction services; telecommunication services including telephone, internet and related services; motor vehicle transportation services; environmental services; police and fire services; gas and heat supply; property management services; children’s education; civil army training; technical training; maintenance and repair of mining equipment and machinery services; individual employee benefits; and retiree benefits;

(b)	All labour and services would be provided at Cost Price (as defined below), other than construction services, telecommunication services, motor vehicle transportation services, and maintenance and repair of mining equipment and machinery services, which would be provided at Market Price (as defined below); and

LETTER FROM THE BOARD

(c)	The Parent Company has undertaken that the price of such labour/ services would not be higher than the price offered by the Parent Company to independent third parties for the same type of labour/ services, that it would give priority in providing such labour/services to the Company and that, where appropriate, it would provide such labour/ services to the Company at a favourable price.

A2.	Provision of Insurance Fund Administrative Services Agreement

Pursuant to the Provision of Insurance Fund Administrative Services Agreement:

(a)	The Parent Company has undertaken to be responsible for the management of the old age insurance payments, basic medical insurance payments, supplemental medical insurance payments, unemployment fund payments and maternity insurance payments to the employees of the Group on a free of charge basis;

(b)	The Company would pay to the Parent Company each month an amount equivalent to (1) 20% of the total salaries of the employees of the Group as the old age insurance payments; (2) 8% and 4% of the total salaries of the employees of the Group as the basic medical insurance payments and supplemental medical insurance payments respectively; (3) 2% of the total salaries of the employees of the Group as the unemployment fund payments; and (4) 1% of the total salaries of the employees of the Group as the maternity insurance payments, to a designated account maintained by the Parent Company, which would be transferred by the Parent Company on behalf of the employees of the Group to the relevant social welfare authorities maintained by the local government; and

(c)	The Parent Company would provide the Company with a statement of the various fund payments each year and the Company would be entitled to monitor and inspect the payments to and application of the moneys out of the fund payments.

A3.	Provision of Materials Supply Agreement

Pursuant to the Provision of Materials Supply Agreement:

(a)	The Parent Company would provide the following supplies to the Company: concrete, rubber belts, electricity cable for mining, support wheels, timber, axles and conveyor belts; mining equipment and machinery such as liquid pressure support and rubber conveyors and other related material supplies;

LETTER FROM THE BOARD

(b)	All materials would be supplied at Market Price and the parties would in so far as possible assess such price before the commencement of each financial year;

(c)	The Parent Company has undertaken that the price of such supplies would not be higher than the price offered by the Parent Company to independent third parties for the same type of materials, that it would give priority in providing such supplies to the Company and that, where appropriate, it would provide such supplies to the Company at a favourable price; and

(d)	In the event that the terms of provision of any materials by any third party are better than the terms offered by the Parent Company or if the provision of such materials by the Parent Company cannot meet the demand of the Company, the Company would be entitled to purchase any such materials from other third parties.

A4.	Provision of Coal Products and Materials Agreement

Pursuant to the Provision of Coal Products and Materials Agreement:

(a)	The Company would provide the following coal products and materials to the Parent Company: coal products; sale of materials including steel, timber, grease, axles, labour safety products and other related products and materials; and

(b)	Coal products and sale of materials would be provided to the Parent Company at Market Price.

A5.	Provision of Electricity and Heat Agreement

Pursuant to the Provision of Electricity and Heat Agreement, the Company would supply electricity and heat to the Parent Company at the terms to be agreed and confirmed in writing by the parties from time to time, and the price of electricity and heat would be approved by the relevant government authorities (including but not limited to Shandong Province Price Bureau and Jining Municipal Price Bureau) and would be settled by the actual amounts used by the Parent Company.

A6.	Financial Services Agreement with Yankuang Group Finance

Pursuant to the Financial Services Agreement:

(a)	The Company had the right to choose the financial institution for financial services and to decide the financial institution for deposit services and loan services as well as the amounts with reference to its own business needs;

LETTER FROM THE BOARD

(b)	Yankuang Group Finance has undertaken that the terms for its provision of financial services to the Company at any time would be no less favorable than the same type of financial services provided by the Major Commercial Banks in the PRC and the same type of financial services provided by Yankuang Group Finance to a third party; and

(c)	Yankuang Group Finance would provide the following financial services to the Company in accordance with the above service principles:

Deposit Services: the maximum daily balance of the deposits (including accrued interests) of the Company in the settlement account in Yankuang Group Finance would not exceed RMB1.82 billion in each of 2011 and 2012;

Comprehensive Credit Facility Services: the comprehensive credit facility limit to be provided to the Company by Yankuang Group Finance would be on normal commercial terms and not exceed an amount of RMB1.6 billion (including accrued interests), and no security would need to be granted by the Company over its assets;

Miscellaneous Financial Services: miscellaneous financial services would include discounted note services, settlement services, entrusted loans and entrusted investment services, security services, bill acceptance services, financial and financing consultation, credit certification and relevant consultation, agency services, and other businesses approved by CBRC.

Total fees for the aforesaid discounted note services and other miscellaneous financial services such as settlement services: the annual cap for each of the two financial years ended 31 December 2011 and ending 31 December 2012 is RMB28.54 million.

LETTER FROM THE BOARD

2.	HISTORICAL AMOUNTS OF THE EXISTING CONTINUING CONNECTED TRANSACTIONS

2.1	Historical amounts and the Annual Caps

Set out below are the historical annual amounts of the Existing Continuing Connected Transactions (other than the transactions contemplated under the Financial Services Agreement) for the three financial years ended 31 December 2011:

		Financial year ended
		31 December
		2009	2010	2011
		RMB’000	RMB’000	RMB’000

Expenditure
A1. Provision of Labour and	Actual	1,545,700	1,837,361	2,021,110
Services Agreement	Cap	1,972,410	2,356,820	2,594,340

A2. Provision of Insurance Fund	Actual	-Free of charge-
Administrative Services Agreement	Cap	n/a	n/a	n/a

A3. Provision of Materials Supply	Actual	598,498	421,606	696,802
Agreement	Cap	600,000	660,000	726,000

Revenue
A4. Provision of Coal Products	Actual	2,404,021	3,126,678	2,574,470
and Materials Agreement	Cap	3,700,000	4,070,000	4,650,000

A5. Provision of Electricity and	Actual	204,061	235,002	180,808
Heat Agreement	Cap	310,000	334,000	360,400

LETTER FROM THE BOARD

Set out below are the historical annual amounts of the transactions contemplated under the former financial services agreement or the Financial Services Agreement (as the case may be) for the three financial years ended 31 December 2011:

				Financial year ended
				31 December
				2009	2010	2011
				RMB’000	RMB’000	RMB’000
A6.	Financial Services Agreement or former financial services agreement

	•	deposit services	Actual	n/a	1,400,000	1,820,000
			Cap	n/a	1,400,000	1,820,000

	•	comprehensive credit	Actual	n/a	nil	nil
		facility services (Note)	Cap	n/a	n/a	n/a

	•	miscellaneous financial	Actual	n/a	nil	10,119
		services (including discounted note services)	Cap	n/a	28,540	28,540

Note:	Pursuant to the former financial services agreement and the Financial Services Agreement, the comprehensive credit facility services to be provided by Yankuang Group Finance to the Company were on normal commercial terms, and no security over the assets of the Company would be granted in respect of such services. Therefore, the provision of comprehensive credit facility services by Yankuang Group Finance to the Company would be exempt from reporting, annual review, announcement and Independent Shareholders’ approval requirements under Rule 14A.65(4) of the Hong Kong Listing Rules, and no annual cap was required to be set in this regard. Pursuant to the former financial services agreement and the Financial Services Agreement, the comprehensive credit facility limit (including accrued interests) to be provided by Yankuang Group Finance to the Company would be RMB1.0 billion in 2010 and RMB1.6 billion in 2011 respectively.

2.2	Major historical fluctuations

The major fluctuations in the historical amounts of the Existing Continuing Connected Transactions between the Company and the Parent Company or Yankuang Group Finance (as the case may be) and the reasons therefor are as follows:

A1.	Provision of Labour and Services Agreement

The annual amount of the labour and services provided by the Parent Company to the Company pursuant to the Provision of Labour and Services Agreement was RMB2,021.11 million in 2011 as compared to RMB1,545.70 million and RMB1,837.36 million for the years 2009 and 2010 respectively. The increase was mainly due to the expansion of the Company’s external resource exploitation along with the increases in materials prices and staff salaries.

LETTER FROM THE BOARD

A2.	Provision of Insurance Fund Administrative Services Agreement

The provision of insurance fund administrative services by the Parent Company to the Company was free of charge for each of the three years ended 31 December 2011.

A3.	Provision of Materials Supply Agreement

The annual amount of the products supplied pursuant to the Provision of Materials Supply Agreement was RMB696.80 million in 2011 as compared to RMB598.50 million and RMB421.61 million for the years 2009 and 2010 respectively. The decrease in 2010 as compared to 2009 was mainly due to the large purchase of coal mine production equipment by the Company in 2009. The increase in 2011 as compared to 2010 was mainly due to the expansion of the Company’s business operations, which led to an increased demand for materials and equipment and the continuous rise in the prices of raw materials and staff salaries.

A4.	Provision of Coal Products and Materials Agreement

The annual amount of the coal products and materials sold pursuant to the Provision of Coal Products and Materials Agreement was RMB2,574.47 million in 2011 as compared to RMB2,404.02 million and RMB3,126.68 million for the years 2009 and 2010 respectively. The increase in 2010 as compared to 2009 was mainly caused by the increased sales of coal to the Parent Company for use in its coal chemical processing facilities and aluminium refining facilities and the increase in coal price. The decrease in 2011 as compared to 2010 was mainly caused by the suspension of production and maintenance of certain coal chemical processing facilities of the Parent Company, which led to a decreased demand for coal products and materials.

A5.	Provision of Electricity and Heat Agreement

The annual amount of the electricity and heat provided pursuant to the Provision of Electricity and Heat Agreement was RMB180.81 million in 2011 as compared to RMB204.06 million and RMB235.00 million for the years 2009 and 2010 respectively. The increase in 2010 as compared to 2009 was mainly caused by the increases in the prices of electricity and heat. The decrease in 2011 as compared to 2010 was mainly caused by the reduction in the provision of electricity to the Parent Company for the purpose of reducing the connected transactions between the Company and the Parent Company.

A6.	Financial Services Agreement

Yankuang Group Finance began to provide financial services to the Company in 2010. The maximum daily balance of the deposits (including accrued interests) of the Company with Yankuang Group Finance were increased from RMB1.4 billion in 2010 to RMB1.82 billion in 2011. The annual charge for discounted note services provided by Yankuang Group Finance to the Company were increased from nil in 2010 to RMB10.12 million in 2011. The increases were mainly caused by the continuously increased business operations of the Group, and Yankuang Group Finance commenced its operation in the fourth quarter of 2010 which led to few businesses in 2010.

LETTER FROM THE BOARD

3.	PROPOSED CHANGES TO THE EXISTING CONTINUING CONNECTED TRANSACTIONS

Subject to the obtaining of the Independent Shareholders’ approval at the AGM, the Company and the Parent Company or Yankuang Group Finance (as the case may be) will enter into the Proposed Continuing Connected Transaction Agreements on the same terms and conditions as the Existing Continuing Connected Transactions Agreements with the following changes:

A1.	Provision of Labour and Services Agreement

(a)	The provision of the following labour and services shall cease: environmental services, police and fire services, gas supply, children’s education, civil army training and technical training;

(b)	In addition to the provision of construction services, the Parent Company shall provide construction management to the Company;

(c)	The retiree benefits to be paid shall equal to 15% of the total salaries of the employees of the Group at the relevant time, which is determined based on the historical amounts of the previous provision of the services by the Parent Company and after taking into account changes in future. The total amounts of payment shall not exceed RMB655.500 million, RMB753.825 million and RMB866.903 million per annum for the three years ending 31 December 2014, any excess shall be borne by the Parent Company; and

(d)	Other than the above changes and the duration of the agreement, all other terms and conditions of the Provision of Labour and Services Agreement remain unchanged.

A2.	Provision of Insurance Fund Administrative Services Agreement

(a)	The basic medical insurance payments and supplemental medical insurance payments have been combined and referred to as medical insurance payments;

(b)	The amount payable by the Company to the Parent Company every month for the medical insurance payment shall be 10% of the total salaries of the employees of the Group in accordance with the relevant PRC laws and regulations; and

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(c)	Other than the above changes and the duration of the agreement, all other terms and conditions of the Provision of Insurance Fund Administrative Services Agreement remain unchanged.

A3.	Provision of Materials Supply Agreement

(a)	Additional materials to be supplied by the Parent Company to the Company: coal. Although the Company produces coals and sell coals to the Parent Company pursuant to the Provision of Products, Materials and Equipment Leasing Agreement, the Company is expected to purchase a specific type of coal (which is different from the coals supplied by the Company to the Parent Company) from the Parent Company for use in its coal chemical projects; and

(b)	Other than the above changes and the duration of the agreement, all other terms and conditions of the Provision of Materials Supply Agreement remain unchanged.

A4.	Provision of Products, Materials and Equipment Leasing Agreement (formerly known as the Provision of Coal Products and Materials Agreement)

(a)	Additional products and materials to be provided by the Company to the Parent Company: methanol and lease of coal mining equipments;

(b)	All products and materials and equipment leasing shall be provided to the Parent Company at Market Price; and

(c)	Other than the above changes and the duration of the agreement, all other terms and conditions of the Provision of Products, Materials and Equipment Leasing Agreement remain unchanged.

A5.	Provision of Electricity and Heat Agreement

Other than the duration of the agreement, all other terms and conditions of the Provision of Materials Supply Agreement remain unchanged.

A6.	Financial Services Agreement with Yankuang Group Finance

The terms of the proposed Financial Services Agreement shall be the same as the existing Financial Services Agreement, except that:

(a)	The maximum daily balance of the deposits (including accrued interests) of the Company with Yankuang Group Finance shall be increased from RMB1.82 billion to RMB10.0 billion;

(b)	The comprehensive credit facility limit (including accrued interests) to be provided by Yankuang Group Finance to the Company shall be increased from RMB1.6 billion to RMB3.0 billion;

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(c)	The annual charge limit for discounted note services to be provided by Yankuang Group Finance to the Company shall be increased from RMB20.94 million to RMB40.20 million;

(d)	The annual charge for other miscellaneous financial services to be provided by Yankuang Group Finance to the Company, including settlement services, entrusted loans services and security services for the three years ending 31 December 2014 shall not exceed RMB8.50 million, RMB7.50 million and RMB7.50 million respectively; and

(e)	The duration of the Financial Services Agreement shall be extended to 31 December 2014.

The amendments are proposed mainly to achieve the Group’s “Double Growth” development goal of the “Twelfth Five-Year Plan”, i.e. the expansion plan to double the Group’s coal production and sales income to approximately 150 million tonnes and over RMB100 billion per annum respectively.

4.	SUMMARY OF THE PRINCIPAL TERMS AND CONDITIONS OF THE PROPOSED CONTINUING CONNECTED TRANSACTION AGREEMENTS

4.1	Term

Each of the above Proposed Continuing Connected Transaction Agreements is for a term of three years commencing from 1 January 2012 and will expire on 31 December 2014.

4.2	Price determination (not applicable to the Provision of Electricity and Heat Agreement)

A.	State-prescribed Price

If at any time, a State-prescribed Price is applicable to any particular supply or service, such supply or service shall be provided based on the applicable State-prescribed Price. “State-prescribed Price” means the price determined according to the law, regulations, decisions, orders or pricing policy of the relevant government authorities.

B.	Market Price

“Market Price” shall be determined according to normal commercial terms based on the following:

(i)	the price at which the same or similar type of supplies or services is to be provided by independent third parties under normal commercial terms in the ordinary course of their businesses in the same area or in the vicinity; or

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(ii)	if (i) above is not applicable, the price at which the same or similar type of supplies or services is to be provided by independent third parties under normal commercial terms in the ordinary course of their businesses in the PRC.

C.	Cost Price

“Cost Price” is:

(i)	the cost of providing the subject matter of the transaction by the providing party; or

(ii)	the cost of obtaining the subject matter of the transaction by the providing party from a third party and the additional cost of transmitting the subject matter to the receiving party.

4.3	Coordination of annual demand

On or before 30 November each year, the requesting party may provide to the supplying party an annual assessment of the supplies or services that it requires from the other in the coming year and the parties shall agree on the annual plan before 31 December each year. The parties may in accordance with the terms of the relevant Continuing Connected Transaction Agreements enter into specific contracts.

4.4	Payment

Each party shall record all payments due to or due from the other party in a calendar month under the Proposed Continuing Connected Transactions in its accounts on or before the last day of that calendar month. All payments incurred in a calendar month, excluding those payments for which the transactions are not completed or which are disputable, shall be settled in full by the responsible party within the next calendar month.

4.5	Other terms and conditions

Same as the Existing Continuing Connected Transaction Agreements except as revised as referred to in paragraph 3 above.

5.	PROPOSED ANNUAL CAPS IN RELATION TO PROPOSED CONTINUING CONNECTED TRANSACTIONS

5.1	Proposed Annual Caps

The Directors have estimated the Proposed Annual Caps for the Proposed Continuing Connected Transactions based on, among other factors, the following:

(i)	the historical amounts of the Existing Continuing Connected Transactions for the three financial years ended 31 December 2011;

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(ii)	the Company’s estimation of its normal business growth, on the assumption that there is no material adverse change to the economic situation in the PRC; and

(iii)	the Company’s current estimation of the Market Prices and State-prescribed Prices.

The table below sets out the annual caps for the Proposed Continuing Connected Transactions (other than the transactions contemplated under the Financial Services Agreement):

			Financial year ending 31 December			Independent Shareholders’ approval
			2012	2013	2014
			RMB’000	RMB’000	RMB’000

Expenditure

A1.	Provision of Labour and Services Agreement		2,351,420	2,501,045	2,659,943	Required

	•	construction services and management	850,000	880,000	900,000

	•	telecommunication services	60,000	60,000	60,000

	•	motor vehicle transportation services	79,900	87,890	96,680

	•	heat supply	42,600	42,600	42,600

	•	property management services	140,000	140,000	140,000

	•	maintenance and repair of mining equipment and machinery services	393,820	407,130	424,160

	•	individual employee benefits	129,600	129,600	129,600

	•	retiree benefits	655,500	753,825	866,903

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		Financial year ending 31 December			Independent Shareholders’ approval
		2012	2013	2014
		RMB’000	RMB’000	RMB’000

A2.	Provision of Insurance Fund Administrative Services Agreement (Note)	Free of charge			Not Required

A3.	Provision of Materials Supply Agreement	2,467,930	1,404,710	1,312,750	Required

Revenue

A4.	Provision of Products, Materials and Equipment Leasing Agreement	4,163,900	4,180,900	4,195,900	Required

A5.	Provision of Electricity and Heat Agreement	268,800	268,800	268,800	Not Required

Note:	According to the applicable PRC regulations, the Company has to provide an annual estimate of the amounts of the fund payments paid by the Parent Company. Based on the Provision of Insurance Fund Administrative Services Agreement, the Company estimates that the annual amounts to be paid by the Parent Company for the three years ending 31 December 2014 will be RMB1,442.10 million, RMB1,658.42 million and RMB1,907.20 million respectively.

LETTER FROM THE BOARD

The table below sets out the annual caps for the transactions contemplated under the Financial Services Agreement:

	Financial year ending 31 December			Independent Shareholders’ approval
	2012	2013	2014
	RMB’000	RMB’000	RMB’000
A6. Financial Services Agreement (Note 1)

• deposit services	10,000,000	10,000,000	10,000,000	Required

• comprehensive credit facility services (Note 2)	n/a	n/a	n/a	Not Required

• discounted note services	40,200	40,200	40,200	Not Required

• other miscellaneous financial services	8,500	7,500	7,500	Not Required

Notes:

1.	The Board proposes to put forward the Financial Services Agreement in its entirety at the AGM for approval. In the event that the Financial Services Agreement is not approved at the AGM, the Financial Services Agreement entered into between the Company and Yankuang Group Finance on 23 April 2012 shall not take effect.

2.	Pursuant to the Financial Services Agreement, the comprehensive credit facility services to be provided by Yankuang Group Finance to the Company are on normal commercial terms, and no security over the assets of the Company is to be granted in respect of such services. Therefore, the provision of comprehensive credit facility services by Yankuang Group Finance to the Company will be exempt from the reporting, annual review, announcement and Independent Shareholders’ approval requirements under Rule 14A.65(4) of the Hong Kong Listing Rules, and no annual cap is required to be set in this regard. Pursuant to the Financial Services Agreement, the comprehensive credit facility limit (including accrued interests) to be provided by Yankuang Group Finance to the Company shall be RMB3.0 billion.

LETTER FROM THE BOARD

5.2	Major anticipated fluctuations

As compared with the historical annual amounts of the Continuing Connected Transactions for the three years ended 31 December 2011, the following are the major changes to the Continuing Connected Transactions for the three years ending 31 December 2014:

A1.	Provision of Labour and Services Agreement

The estimated increase in the Annual Caps for the transactions pursuant to the Provision of Labour and Services Agreement is mainly based on the following reasons:

(1)	The Parent Company commenced to provide heat to the Company’s Nantun coal mine and Jining No.3 coal mine since 2012. It is estimated that the heat supply by the Parent Company is RMB42.60 million per annum for the three years ending 31 December 2014;

(2)	Taking into consideration of the increases in staff salaries and material prices, the estimated expenses relating to individual employee benefits are RMB129.60 million per annum for the three years ending 31 December 2014;

(3)	The annual expenses relating to retiree benefits are expected to increase as the staff salaries will increase at an estimated rate of 15% per annum for the three years ending 31 December 2014;

(4)	The Parent Company provides the internet access services, ERP system network services and safety-production dispatching system services to the Company at Market Price. The estimated expenses relating to telecommunication services are RMB60.00 million per annum for the three years ending 31 December 2014;

(5)	Following the commencement of construction for a series of external resource exploitation projects, such as Shandong Heze Wanfu coal mine project, power plant project, Inner Mongolia Ordos methanol project, Zhuanlongwan coal mine project, Yingpanhao coal mine project and Shilawusu coal mine field project, the construction services and management provided by the Parent Company is expected to expand substantially in the next three years. Further, taking into consideration of the increases in materials prices and staff salaries, the estimated annual expenses for construction services and management for the three years ending 31 December 2014 are RMB850.00 million, RMB880.00 million and RMB900.00 million respectively;

(6)	The maintenance and repair services provided by the Parent Company is expected to continue to expand. Further, taking into consideration of the increases in materials prices and staff salaries, the estimated annual expenses for maintenance and repair services for the three years ending 31 December 2014 are RMB393.82 million, RMB407.13 million and RMB424.16 million respectively; and

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(7)	The price of motor vehicle transportation services provided by the Parent Company is expected to increase at an estimated rate of 10% per annum for the three years ending 31 December 2014 due to the increases in fuel prices and staff salaries and the increase in the quantity of transportation materials.

A2.	Provision of Insurance Fund Administrative Services Agreement

Staff salaries have experienced substantial increases in recent years due to inflation and the increase in materials prices. The total salaries of the employees of the Group is expected to increase at an estimated rate of 15% per annum for the three years ending 31 December 2014.

A3.	Provision of Materials Supply Agreement

Due to the expansion of the Company’s business operations and the commencement of construction for a series of coal mining projects, the demand for materials and equipments is expected to continue to increase. The estimated annual amounts of the materials supplied to the Company for the three years ending 31 December 2014 are RMB2,467.93 million, RMB1,404.71 million and RMB1,312.75 million respectively.

A4.	Provision of Products, Materials and Equipment Leasing Agreement

Following the commencement of scale production of the Parent Company’s coal chemical processing facilities and the aluminium refining facilities, the demand for coal products has increased, and the estimated coal sales amounts to the Parent Company are RMB3,339.90 million per annum for the three years ending 31 December 2014.

Taking into consideration of the increases in materials prices, the estimated annual amounts for sales of materials to the Parent Company for the three years ending 31 December 2014 are RMB534.00 million, RMB545.00 million and RMB553.00 million respectively.

Following the commencement of production of the Company’s methanol project in northwest China, for the purpose of expanding the market and increasing sales channels, the Company plans to sell some methanol to the Parent Company at Market Price. The estimated sales amounts of methanol are RMB250 million per annum for the three years ending 31 December.

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Two coal mines owned by the Parent Company are expected to use more machinery equipments for coal mining, and the Company plans to lease the relevant equipments to the Parent Company at Market Price. The estimated annual rentals for the equipments for the three years ending 31 December 2014 are RMB40.00 million, RMB46.00 million and RMB53.00 million respectively.

A5.	Provision of Electricity and Heat Agreement

The estimated electricity and heat supply by the Company will decrease slightly as compared to the previous three years, and the estimated sales amounts of electricity and heat are RMB268.80 million per annum for the next three years ending 31 December 2014.

A6.	Financial Services Agreement

The estimated increases in the Annual Caps for the transactions pursuant to the Financial Services Agreement are mainly based on the following reasons:

Deposit Services

The Board proposed that the maximum daily balance of the deposits (including the accrued interests) of the Company under the Financial Services Agreement in the settlement account with Yankuang Group Finance shall not exceed RMB10.0 billion for the three years ending 31 December 2014. The Board has taken into account the following principal factors in estimating the caps above:

(i)	the bank balance and cash of the Group as at 31 December 2011, which are prepared in accordance with the relevant accounting principles and regulations applicable to PRC enterprises, amounted to approximately RMB18 billion;

(ii)	the Group’s “Double Growth” development goal of the “Twelfth Five-Year Plan”, i.e. the expansion plan to double the Group’s coal production and sales income to approximately 150 million tonnes and over RMB100 billion per annum respectively;

(iii)	taken into account the historical increase in sales volume and income for the past three years, the Company estimates the increase in net cash inflow from operating activities of the Group caused by the estimated continuous increase in coal sales volume and income; and

(iv)	the Company plans to place more deposits with Yankuang Group Finance than with other Major Commercial Banks in the PRC, having considered (a) the interest rate for the deposits with Yankuang Group Finance shall be no less than the interest rate for the same kind of deposits offered by the Major Commercial Banks in PRC; and (b) as the Company holds 25% equity interest in Yankuang Group Finance, the Company will benefit from investment income attributable to the business operation of Yankuang Group Finance.

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The interest rate for the deposit of the Company with Yankuang Group Finance shall be adjusted in accordance with the interest rate for the same kind of deposit announced by the People’s Bank of China for the same period in the next three years.

Comprehensive Credit Facility Services

Yankuang Group Finance will provide comprehensive credit facility limit of RMB3.0 billion (including accrued interests) to the Company for the three years ending 31 December 2014.

Miscellaneous Financial Services

Yankuang Group Finance will provide discounted note services to the Company and the annual charge for discounted note services shall not exceed RMB40.20 million for the three years ending 31 December 2014.

Yankuang Group Finance will provide other miscellaneous financial services to the Company, including settlement services, entrusted loans services and security services. The annual charge for such miscellaneous financial services for the three years ending 31 December 2014 shall not exceed RMB8.50 million, RMB7.50 million and RMB7.50 million respectively.

5.3	Non-exempt Continuing Connected Transactions

The transactions described in sub-paragraphs A1, A3, A4 and A6.(a) of paragraph 3 above, namely, the Provision of Labour and Services Agreement, Provision of Materials Supply Agreement, Provision of Products, Materials and Equipment Leasing Agreement and the provision of deposit services under the Financial Services Agreement, will constitute Non-exempt Continuing Connected Transactions which require full reporting, annual review, announcement and Independent Shareholders’ approval under the Hong Kong Listing Rules.

The transactions described in sub-paragraphs A5 and A6.(c) of paragraph 3 above, namely, the Provision of Electricity and Heat Agreement and the discounted note services under the Financial Services Agreement, require reporting, annual review and announcement only and are exempt from the Independent Shareholders’ approval requirements under the Hong Kong Listing Rules as each of the applicable percentage ratio is less than 5%.

LETTER FROM THE BOARD

The transactions described in sub-paragraph A2 of paragraph 3 above namely, the Provision of Insurance Fund Administrative Services Agreement, which the administrative services shall be provided by the Parent Company on a free of charge basis, will constitute Continuing Connected Transactions, which are exempt from reporting, annual review, announcement and Independent Shareholders’ approval requirements under the Hong Kong Listing Rules as each of the applicable percentage ratios is less than 0.1%. According to the applicable PRC regulations, the Company is required to disclose the estimated annual amounts to be paid to the Parent Company for transactions under the Provision of Insurance Fund Administrative Services Agreement for the three years ending 31 December 2014.

The transactions described in sub-paragraph A6.(b) of paragraph 3 above, namely, the provision of comprehensive credit facility services under the Financial Services Agreement, are on normal commercial terms, and no security over the assets of the Company is to be granted in respect of such services. Therefore, the provision of comprehensive credit facility services by Yankuang Group Finance to the Company will be exempt from reporting, annual review, announcement and Independent Shareholders’ approval requirements under Rule 14A.65(4) of the Hong Kong Listing Rules, and no annual cap was required to be set in this regard. The transactions described in sub-paragraph A6.(d) of paragraph 3 above, namely, the provision of other miscellaneous financial services under the Financial Services Agreement, will constitute Continuing Connected Transactions which are exempt from reporting, annual review, announcement and Independent Shareholders’ approval requirements under the Hong Kong Listing Rules as each of the applicable percentage ratios is less than 0.1%.

The Company will at the AGM seek the Independent Shareholders’ approval in separate resolutions for the continuance of each of the Non-exempt Continuing Connected Transactions described in sub-paragraphs A1, A3, A4 and A6.(a) of paragraph 3 above, namely, the Provision of Labour and Services Agreement, Provision of Materials Supply Agreement, Provision of Products, Materials and Equipment Leasing Agreement and the provision of deposit services under the Financial Services Agreement, for the three years ending 31 December 2014, subject to the annual amount of each of such Non-exempt Continuing Connected Transactions for each financial year not exceeding the relevant Proposed Annual Caps set forth in sub-paragraph 5.1 above pursuant to Rule 14A.52 of the Hong Kong Listing Rules.

The Board proposes to put forward the Financial Services Agreement in its entirety at the AGM for approval. In the event that the Financial Services Agreement is not approved at the AGM, the Financial Services Agreement entered into between the Company and Yankuang Group Finance on 23 April 2012 shall not take effect.

After the obtaining of the Independent Shareholders’ approval, the Company will carry on each of the Non-exempt Continuing Connected Transactions, subject to the annual amount of each of such Non-exempt Continuing Connected Transactions for each financial year not exceeding the relevant Proposed Annual Caps. The Company will comply with the requirements specified under Rules 14A.35(1), 14A.35(2), 14A.37 to 14A.40 of the Hong Kong Listing Rules in respect of the conduct of such Non-exempt Continuing Connected Transactions.

LETTER FROM THE BOARD

6.	REASONS FOR AND BENEFITS OF THE CONTINUING CONNECTED TRANSACTIONS

The Board is of the view that the Proposed Continuing Connected Transactions are essential to the normal operations and are for the benefits of the Company for the following reasons:

(1)	The materials and related services provided by the Parent Company or Yankuang Group Finance (as the case may be) to the Company shall be provided according to approvals and certifications by the relevant government authorities or industry.

(2)	Both the Parent Company and the Company are situated at Zoucheng, Shandong Province, the Company can obtain a timely and reliable supply from the Parent Company and thereby reducing the operational risks and the financing costs and risks and enhance the daily operation of the Company.

(3)	The Company does not have the resources to provide social services. The social services such as medical insurance and social security are essential to the Group and are normally most efficiently provided by the Parent Company and its associates.

(4)	The provision of products and materials by the Company to the Parent Company at Market Price can minimize the management and operational costs of the Group due to the close proximity between the Parent Company and the Company.

As such transactions will be entered into in the ordinary and usual course of business of the Company upon normal commercial terms, the Directors (including the independent non-executive Directors) believe that the terms of the Proposed Continuing Connected Transactions are fair and reasonable, and the entering into of the Proposed Continuing Connected Transaction Agreements is in the interests of the Company and its shareholders as a whole.

7.	INFORMATION OF THE COMPANY, THE PARENT COMPANY AND YANKUANG GROUP FINANCE

The Company is principally engaged in the businesses of coal mining, washing, processing and sales of coal and coal chemicals. The Company’s main products are steam coal for use in large-scale power plants, coking coal for metallurgical production and prime quality low sulphur coal for use in pulverized coal injection.

The Parent Company is a wholly State-owned corporation with a registered capital of RMB3,353.388 million and is principally engaged in the businesses of coal production, coal chemicals, coal-electrolytic aluminum and the manufacturing of whole set of machinery and electrical equipment. As at the date of this circular, the Parent Company is the controlling shareholder of the Company, holding approximately 52.86% of the total share capital of the Company, and is hence a connected person of the Company.

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The principal activities of Yankuang Group Finance includes accepting deposits from the members, inter-bank borrowing, and making bill acceptance and discount for the members, etc.

III.	PROPOSAL FOR RE-APPOINTMENT OF EXTERNAL AUDITING FIRM FOR THE YEAR 2012

It is proposed that Grant Thornton Jingdu Tianhua (including Grant Thornton and Grant Thornton Hong Kong Limited) and Shine Wing Certified Public Accountants be appointed as the Company’s international and domestic auditors for the year 2012, respectively, until the conclusion of the next AGM, and their remuneration arrangements be approved.

It is proposed that the following remuneration be paid in 2012:

(1)	the auditing fees for the domestic business would be RMB7.8 million, with RMB3.9 million for each of Shine Wing Certified Public Accountants and Grant Thornton Jingdu Tianhua;

(2)	the auditing fees for the overseas business would be AUD0.95 million; and

(3)	the Board be authorized to make decision in respect of payment of additional service fees.

IV.	PROPOSAL FOR THE ALTERATION OF THE APPROVED FINANCING ACTIVITIES OF THE FINANCING BUSINESS

The following resolution was passed at the 2010 AGM of the Company as a special resolution:

“The Board was authorised and the management of the Company was delegated by the Board:

(1)	to the extent permitted by laws and regulations and according to the projects progress and capital needs of the Company, to raise no more than RMB20 billion by financing activities such as fixed-interest bank loans, short-term financing bonds and offshore RMB bonds, at appropriate time to supplement the working capital of the Company, adjust the Company’s debt portfolio and fund ongoing and new projects of the Company (the “financing activities”);

(2)	to formulate the detailed proposal of the financing activities, including the terms of financing agreements, size of financing, duration, interest rates, specific use of proceeds, arrangement for repayment of principal and interest and other relevant matters;

(3)	to sign any agreements and relevant legal documents relating to the financing activities and handle other relevant matters.”

LETTER FROM THE BOARD

In order to reduce the costs for financing and to respond flexibly to changes in market condition, the Company proposes to amend the above special resolution at the AGM to:

“The Board was authorised and the management of the Company was delegated by the Board:

(1)	to the extent permitted by laws and regulations and according to the projects progress and capital needs of the Company, to raise no more than RMB20 billion by financing activities such as bank loans, finance leases, private placement funds, short-term financing bills, medium-term notes, at appropriate time to supplement the working capital of the Company, adjust the Company’s debt portfolio and to fund ongoing and new projects of the Company (the “financing activities”);

(2)	to formulate the detailed proposal of the financing activities, including the terms of financing agreements, size of financing, duration, interest rates, specific use of proceeds, arrangement for repayment of principal and interest and other relevant matters;

(3)	to sign any agreements and relevant legal documents relating to the financing activities and handle other relevant matters.”

V.	PROPOSAL FOR THE EXTENSION OF THE TERM FOR THE USD3 BILLION LOAN OF YANCOAL AUSTRALIA LIMITED

As approved at the first extraordinary general meeting of the shareholders in 2009, Yancoal Australia took out a loan of USD3.04 billion for the acquisition of Yancoal Resources, and the Company provided guarantee for this loan. The current repayment schedule of the principal is as follows: USD1.015 billion on 16 December 2012 and 16 December 2013 respectively and USD1.010 billion on 16 December 2014.

To ensure the sufficiency of capital for strategic development, Yancoal Australia proposed to extend the term of USD3 billion loan by 5 years and the Company will continue to provide guarantee therefor.

The Company proposes that the Board be authorised, and the management of the Company authorised by the Board be approved, to handle the following matters based on the principle of maximisation of the Company’s interests and subject to relevant laws and regulations:

(1)	the extension of the term of the USD3 billion loan of Yancoal Australia by 5 years, and the continuation of the provision of guarantee by the Company in favour of Yancoal Australia; and

(2)	the ratification of the terms of loan term extension agreement, guarantee agreement and other relevant legal documents, the signing of the relevant agreements, contracts and legal documents, and the handling of other matters in relation to the term extension and guarantee.

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VI.	PROPOSAL FOR THE PROVISION OF GUARANTEE FOR THE BUSINESS IN AUSTRALIA

According to the scheme of arrangement in respect of the merger between Yancoal Australia and Gloucester Coal Limited, before the merger becomes effective, Yancoal Australia is required to use reasonable endeavours to ensure the availability of funds in the amount of AUD0.7 billion for the payment of special dividends and capital return to the original shareholders of Gloucester Coal Limited. Yancoal Australia has been in negotiations with and a commercial bank has agreed, subject to documentation, to provide loan facilities of AUD0.7 billion to Yancoal Australia for a term of one year. In addition, after the merger becomes effective, Yancoal Australia is required to use its reasonable endeavours to procure not more than AUD1 billion facility to fund its business expansion as and when required for its daily operation.

Furthermore, according to the common practice of Australian companies, a parent company is usually required to provide guarantee for the business operations of its group members. It is expected that Yancoal Australia will be required to provide guarantees of not more than AUD 0.3 billion to its subsidiaries and jointly controlled entities in 2012 in order to meet their normal production and operational needs.

Yancoal Australia will seek to obtain financing for its business operations and business expansion if and when required. Guarantee may or may not be required to be provided by the Company in order to enable Yancoal Australia to obtain financing. To obtain Shareholders’ approvals in advance for the provision of guarantee for the future financing of Yancoal Australia so that the Company will not need to undergo the shareholders’ approval process only such requirements arise which may cause unnecessary delay, the Company proposes to obtain the Shareholders’ approval in advance for the provision for such guarantee. The Company proposes that:

(1)	Yancoal Australia be approved to finance not more than AUD1.7 billion as appropriate, and the Company be approved to provide guarantee thereof (if necessary);

(2)	Yancoal Australia and its subsidiaries be approved to provide guarantee of not more than AUD0.3 billion for their subsidiaries in respect of their daily operations; and

(3)	Mr. Wu Yu Xiang, as a director and Chief Financial Officer of the Company, be authorised to ratify the terms of financing agreement, guarantee agreement and other legal documents, to sign relevant agreements, contracts and legal documents and to handle matters in relation to financing and guarantee on behalf of the Company.

LETTER FROM THE BOARD

VII.	GENERAL MANDATE TO ISSUE H SHARES

To ensure flexibility and discretion to the Board in the event that it becomes desirable to issue H Shares, the Company will put forward a resolution at the AGM to grant the Issue Mandate to the Board to allot, issue and deal with new H Shares of up to a maximum of 20% of the aggregate nominal value of H Shares in issue as at the date of passing of the resolution.

VIII. GENERAL MANDATE TO REPURCHASE H SHARES

To ensure flexibility and discretion to the Directors in the event that it becomes desirable to repurchase any H Shares (including where such repurchase may lead to an enhancement of the net asset value per Share and/or the earnings per Share), the Company will put forward a special resolution at the AGM, the A Shareholders’ Class Meeting and the H Shareholders’ Class Meeting, respectively, to grant the Repurchase Mandate to the Board to repurchase H Shares not exceeding 10% of the aggregate nominal value of H Shares in issue as at the date of passing of the resolutions.

The PRC Company Law (to which the Company is subject) provides that a joint stock limited company incorporated in the PRC may not repurchase its shares unless such repurchase is effected for the purpose of (a) reducing its share capital; (b) in connection with a merger between itself and another entity that holds its shares; (c) granting shares as reward to the staff of the company; or (d) the repurchase is made at the request of its shareholders who disagrees with shareholders’ resolutions in connection with merger or division. The Articles of Association provide that, subject to obtaining the approval of the relevant regulatory authorities and compliance with the Articles of Association, share repurchase may be effected by the Company for the purpose of reducing its share capital, in connection with a merger between itself and another entity that holds its shares, as reward to the staff of the Company or in circumstances permitted by law or administrative regulations.

The Hong Kong Listing Rules permit shareholders of a PRC joint stock limited company to grant a general mandate to the board of directors to repurchase H shares of such company that is listed on the Hong Kong Stock Exchange. Such mandate is required to be given by way of a special resolution passed by shareholders in general meeting and special resolutions passed by holders of A shares and holders of H shares in separate class meetings.

As the H Shares are traded on the Hong Kong Stock Exchange in Hong Kong dollars and the price payable by the Company upon any repurchase of H Shares will, therefore, be paid in Hong Kong dollars, the approvals of SAFE and other government authorities are required.

In accordance with the requirements of the Articles of Association applicable to capital reduction, the Company will have to notify its creditors in writing of the passing of such special resolutions for the reduction of the registered capital of the Company within 10 days after the passing of such special resolutions and also by way of publication on three occasions of a press announcement within 30 days after the passing of such special resolutions. Creditors then have a period of up to 30 days after the Company’s written notification or if no such notification has been received, up to 45 days after the first publication of the press announcement to require the Company to repay amounts due to them or to provide guarantees in respect of such amounts.

LETTER FROM THE BOARD

The Repurchase Mandate will be conditional upon (a) the special resolution for the grant of the Repurchase Mandate being approved at the AGM; (b) the special resolution for the grant of the Repurchase Mandate being approved at the H Shareholders’ Class Meeting and the A Shareholders’ Class Meeting; (c) the approvals of the SAFE and/or any other regulatory authorities (if applicable) as required by the laws, rules and regulations of the PRC being obtained; and (d) the Company not being required by any of its creditors to repay or to provide guarantee in respect of any amount due to any of them (or if the Company is so required by any of its creditors, the Company having, in its absolute discretion, repaid or provided guarantee in respect of such amount) pursuant to the provisions of the Articles of Association. If the Company determines to repay any amount to any of its creditors in circumstances described under condition (d) it expects to do so out of its internal resources. If the conditions are not fulfilled, the Repurchase Mandate will not be exercised by the Board.

The Repurchase Mandate would expire on the earlier of (a) the conclusion of the next AGM of the Company following the passing of the relevant special resolutions at the AGM, the A Shareholders’ Class Meeting and the H Shareholders’ Class Meeting; (b) the expiration of a 12-month period following the passing of the relevant special resolutions at the AGM, the A Shareholders’ Class Meeting and the H Shareholders’ Class Meeting; or (c) the date on which the authority conferred by the relevant special resolutions is revoked or varied by a special resolution of the Shareholders at a general meeting or by H Shareholders or A Shareholders at their respective class meetings.

The total number of H Shares which may be repurchased pursuant to the Repurchase Mandate shall not exceed 10% of the aggregate nominal value of H Shares in issue as at the date of passing of the special resolutions approving the Repurchase Mandate. Details of the special resolutions to be proposed at the AGM, the A Shareholders’ Class Meeting and the H Shareholders’ Class Meeting in relation to the granting of the Repurchase Mandate to the Board are set out respectively in the notice of the AGM, the notice of the A Shareholders’ Class Meeting and the notice of the H Shareholders’ Class Meeting.

An explanatory statement containing all relevant information relating to the Repurchase Mandate is set out in Appendix I to this circular. The information in the explanatory statement is to provide you with the information reasonably necessary to enable you to make an informed decision on whether to vote for or against the resolution to grant to the Board the Repurchase Mandate.

IX.	AGM, A SHAREHOLDERS’ CLASS MEETING AND H SHAREHOLDERS’ CLASS MEETING

The notices convening the AGM, the A Shareholders’ Class Meeting and the H Shareholders’ Class Meeting are set out on pages 81 to 93 of this circular.

LETTER FROM THE BOARD

The following resolutions will be proposed to the Shareholders at the AGM:

As ordinary resolutions:

(1)	To consider and approve the working report of the board of directors of the Company for the year ended 31 December 2011;

(2)	To consider and approve the working report of the supervisory committee of the Company for the year ended 31 December 2011;

(3)	To consider and approve the audited financial statements of the Company and its subsidiaries as at and for the year ended 31 December 2011;

(4)	To consider and approve the proposed profit distribution plan of the Company for the year ended 31 December 2011 and to authorize the Board to distribute an aggregate cash dividend of RMB2.8035 billion (tax inclusive), equivalent to RMB0.57 (tax inclusive) per Share to the Shareholders of the Company;

(5)	To consider and approve the remuneration of the Directors and supervisors of the Company for the year ending 31 December 2012;

(6)	To consider and approve the “Proposal in relation to the renewal of the liability insurance of Directors, supervisors and senior officers”;

(7)	To consider and approve the “Proposal in relation to the re-appointment and remuneration of external auditing firm for the year 2012”; and

(8)	To consider and approve the “Proposal in relation to the items and the annual caps of continuing connected transactions from 2012 to 2014”.

As special resolutions:

(9)	To consider and approve the “Proposal in relation to the alteration of the approved financing activities of the financing business”;

(10)	To consider and approve the “Proposal in relation to the extension of the term for the USD3 billion loan of Yancoal Australia Limited”;

(11)	To consider and approve the “Proposal in relation to the provision of guarantee for the business in Australia”;

(12)	To consider and approve the “Proposal for general mandate to the Board to issue H Shares”; and

(13)	To consider and approve the “Proposal for general mandate to the Board to repurchase H Shares”.

LETTER FROM THE BOARD

The Parent Company and its associates will abstain from voting at the AGM in respect of the Proposed Continuing Connected Transactions (including the terms under the Proposed Continuing Connected Transaction Agreements) and the Proposed Annual Caps which shall be made by way of poll in accordance with the requirements of the Hong Kong Listing Rules. As no Shareholder has any interest in the other resolutions to be proposed at the AGM, no Shareholder will be required to abstain from voting on those resolutions at the AGM.

The following resolution will be proposed to the Shareholders at the A Shareholders’ Class Meeting and the H Shareholders’ Class Meeting:

As special resolution:

To consider and approve the “Proposal for general mandate to the Board to repurchase H Shares”.

Whether or not you are able to attend the respective meetings in person, you are strongly urged to complete and sign the enclosed form of proxy in accordance with the instructions printed thereon. For holders of H Shares of the Company, the proxy form shall be lodged with the Company’s H Share Registrar, Hong Kong Registrars Limited at 17M., Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. For holders of A Shares, the proxy form shall be lodged at the Office of the Secretary to the Board at 298 South Fushan Road, Zoucheng, Shandong Province 273500, the PRC as soon as possible but in any event not later than 24 hours before the time appointed for the holding of the relevant meeting(s) or any adjourned meeting(s) (as the case may be). Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting(s) or any adjourned meeting(s) should you so wish.

X.	CLOSURE OF H SHARE REGISTER OF MEMBERS OF THE COMPANY

1.	Attendance of the AGM and H Shareholders’ Class Meeting

The H Share register of members of the Company will be closed, for the purpose of determining Shareholders’ entitlement to attend the AGM and the H Shareholders’ Class Meeting, from Wednesday, 23 May 2012 to Friday, 22 June 2012 (both days inclusive), during which period no transfer of H Shares will be registered. In order to attend the AGM and the H Shareholders’ Class Meeting, all share transfers, accompanied by the relevant share certificates, must be lodged for registration with the Company’s H Share Registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, no later than 4:30 p.m. on Tuesday, 22 May 2012. H Shareholders whose names appear on the register of members of the Company maintained by Computershare Hong Kong Investor Services Limited on or before the above date will be eligible to attend the AGM and the H Shareholders’ Class Meeting.

LETTER FROM THE BOARD

2.	Receipt of final dividend

The Company will put forward an ordinary resolution at the AGM to approve the distribution of an aggregate cash dividend of RMB2.8035 billion (tax inclusive), equivalent to RMB0.57 (tax inclusive) per Share to the Shareholders of the Company.

To determine the identity of the Shareholders entitled to receive the final dividend, the Company’s register of members will be closed from Friday, 6 July 2012 to Wednesday, 11 July 2012 (both days inclusive), during which period no transfer of H Shares will be registered. In order to be entitled to the final dividend, H Shareholders of the Company who have not registered the transfer documents are required to deposit the transfer documents together with the relevant Share certificates with the H Share Registrar of the Company, Computershare Hong Kong Investor Services Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong no later than 4:30 p.m. on Thursday, 5 July 2012.

XI.	RECOMMENDATION

1.	Continuing Connected Transactions

The Board believes that the Proposed Continuing Connected Transactions are entered into on normal commercial terms, in the ordinary and usual course of business of the Group, and that are fair and reasonable and the entering into of the Proposed Continuing Connected Transaction Agreements is in the interests of the Company and its Shareholders as a whole. Accordingly, the Board recommends you to vote in favour of the resolutions to approve the terms of the Proposed Continuing Connected Transaction Agreements, the Proposed Continuing Connected Transactions contemplated thereunder and the Proposed Annual Caps at the AGM.

The Independent Board Committee, having taken into account the advice from Guotai Junan, considers that the terms of the Non-exempt Continuing Connected Transactions under the Non-exempt Continuing Connected Transaction Agreements and the Proposed Annual Caps in respect thereof are fair and reasonable and are in the interests of the Company and the Shareholders as a whole. Accordingly, it recommends that the Independent Shareholders vote in favour of the resolutions to approve the terms of the Non-exempt Continuing Connected Transaction Agreements, the Non-exempt Continuing Connected Transactions contemplated thereunder and the Proposed Annual Caps in respect thereof.

2.	Repurchase of H Shares

The Board considers that the proposals relating to the proposal for general mandate to repurchase H Shares are in the best interests of the Company and its Shareholders and accordingly recommend that all Shareholders, A Shareholders and H Shareholders to vote in favour of the aforesaid resolutions to be proposed at the AGM, the A Shareholders’ Class Meeting and the H Shareholders’ Class Meeting (as the case may be).

LETTER FROM THE BOARD

XII.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

XIII.	ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the Appendix I and Appendix II to this circular.

By order of the Board
Yanzhou Coal Mining Company Limited
Li Weimin
Chairman

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

Registered office:
298 South Fushan Road
Zoucheng
Shandong Province
PRC
Postal Code: 273500

Principal place of business in Hong Kong:
Rooms 2608-10
26/F., The Center
99 Queen’s Road Central
Hong Kong

8 May 2012

To Independent Shareholders

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTIONS

We refer to the circular of the Company to the Shareholders dated 8 May 2012 (“Circular”), of which this letter forms part. Terms defined therein shall have the same meanings when used in this letter unless the context otherwise requires.

We have been appointed by the Board as the Independent Board Committee to advise you as to whether, in our opinion, the terms of the Non-exempt Continuing Connected Transactions under the Non-exempt Continuing Connected Transaction Agreements and the Proposed Annual Caps in respect thereof are fair and reasonable in so far as the Independent Shareholders are concerned.

Guotai Junan has been appointed by the Company as the independent financial adviser to advise the Independent Board Committee in respect of the Non-exempt Continuing Connected Transactions (including the terms under the Non-exempt Continuing Connected Transaction Agreements) and the Proposed Annual Caps. The letter from Guotai Junan, which contains its advice, together with the principal factors taken into consideration in arriving at such advice, are set out on pages 39 to 70 of this Circular.

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Your attention is also drawn to the “Letter from the Board” set out on pages 6 to 36 of this Circular and the additional information set out in the Appendices to this Circular.

Having taken into account the terms of the Non-exempt Continuing Connected Transactions and having considered the interests of the Independent Shareholders and the advice from Guotai Junan, we consider that the terms of the Non-exempt Continuing Connected Transactions under the Non-exempt Continuing Connected Transaction Agreements and the Proposed Annual Caps in respect thereof are fair and reasonable and are in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend that the Independent Shareholders vote in favour of the resolutions to approve the terms of the Non-exempt Continuing Connected Transaction Agreements, the Non-exempt Continuing Connected Transactions contemplated thereunder and the Proposed Annual Caps for each of the Non-exempt Continuing Connected Transactions for the three years ending 31 December 2014.

Yours faithfully,
Yanzhou Coal Mining Company Limited Wang Xianzheng, Cheng Faguang Wang Xiaojun, Xue Youzhi
Independent Board Committee

LETTER FROM GUOTAI JUNAN

27th Floor, Low Block
Grand Millennium Plaza
Guotai Junan Capital Limited	181 Queen’s Road Central
Hong Kong

8 May 2012

To:	the Independent Board Committee and the Independent Shareholders of Yanzhou Coal Mining Company Limited

Dear Sirs,

CONTINUING CONNECTED TRANSACTIONS

INTRODUCTION

We refer to our appointment as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in relation to the Non-exempt Continuing Connected Transactions (including the terms under Non-exempt Continuing Connected Transaction Agreements) and the Proposed Annual Caps, details of which are set out in the letter from the Board (the “Letter from the Board”) of the circular of the Company dated 8 May 2012 (the “Circular”), of which this letter forms part. Terms used in this letter shall have the same meanings as defined in the Circular unless the context requires otherwise. In this letter, references to the Company and the Parent Company in relation to the provision of products, materials or services in connection with continuing connected transaction shall include, in the case of the Company, its subsidiaries; and in the case of the Parent Company, its subsidiaries and its associates, excluding the Group.

As at the Latest Practicable Date, (i) the Parent Company held approximately 52.86% of the total issued share capital of the Company. As such, the Parent Company is a connected person of the Company under the Hong Kong Listing Rules; and (ii) the Parent Company holds 70% equity interests in Yankuang Group Finance which in turn is an associate of the Parent Company and therefore a connected person of the Company under the Hong Kong Listing Rules. Accordingly, the transactions contemplated under the Non-exempt Continuing Connected Transaction Agreements, Provision of Insurance Fund Administrative Services Agreement, the Provision of Electricity and Heat Agreement, the provision of comprehensive credit facility services, discounted note services and other miscellaneous financial services pursuant to the Financial Services Agreement will constitute continuing connected transactions under Hong Kong Listing Rules.

As noted from the Letter from the Board, (i) the Parent Company will provide insurance fund administrative services on a free of charge basis under the Provision of Insurance Fund Administrative Services Agreement; and each of the applicable percentage ratios for the provision of miscellaneous financial services other than deposit services, comprehensive credit facility services and discounted note services (“Other Miscellaneous Financial Services”) under the Financial Services Agreement is less than 0.1%. Hence the transactions contemplated under the Provision of Insurance Fund Administrative Services Agreement and the provision of Other Miscellaneous Financial Services under the Financial Services Agreement are exempt from reporting, annual review, announcement and Independent Shareholders’ approval requirements under Hong Kong Listing Rules; (ii) the transactions contemplated under the Provision of Electricity and Heat Agreement and the provision of discounted note services pursuant to the Financial Services Agreement require reporting, annual review and announcement only and are exempt from the Independent Shareholders’ approval requirements under Hong Kong Listing Rules as each of the applicable percentage ratios is less than 5%; (iii) the transactions contemplated under the provision of the comprehensive credit facility services pursuant to the Financial Services Agreement are on normal commercial terms and no security over the assets of the Company is to be granted in respect of such services. Therefore, the provision of comprehensive credit facility services are exempt from reporting, annual review, announcement and Independent Shareholders’ approval requirements under Rule 14A.65(4) of the Hong Kong Listing Rules, and no annual cap is required to be set in this regard; and (iv) the transactions contemplated under the Non-exempt Continuing Connected Transaction Agreements require reporting, annual review, announcement and Independent Shareholders’ approval.

LETTER FROM GUOTAI JUNAN

According to the Letter from the Board, the transactions contemplated under the Non-exempt Continuing Connected Transaction Agreements and the Proposed Annual Caps are subject to approval by the Independent Shareholders by way of poll at the AGM and the Parent Company and its associates will abstain from voting at the AGM on approving relevant proposed resolutions. After the obtaining of the Independent Shareholders’ approval, the Company will carry on each of the Non-exempt Continuing Connected Transactions, subject to the annual amount of each of such Non-exempt Continuing Connected Transactions for each financial year not exceeding the relevant Proposed Annual Caps. The Board proposes to put forward the Financial Services Agreement in its entirety at the AGM for approval. In the event that the Financial Services Agreement is not approved at the AGM, the Financial Services Agreement entered into between the Company and Yankuang Group Finance on 23 April 2012 shall not take effect. The Company will comply with the requirements specified under Rules 14A.35(1), 14A.35(2), 14A.37 to 14A.40 of the Hong Kong Listing Rules in respect of the conduct of such Non-exempt Continuing Connected Transactions.

In our capacity as the independent financial adviser to the Independent Board Committee and the Independent Shareholders, our role is to provide the Independent Board Committee and the Independent Shareholders with an independent opinion and recommendation as to whether the Non-exempt Continuing Connected Transactions (including the terms under the Non-exempt Continuing Connected Transaction Agreements) are (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms; and (iii) fair and reasonable so far as the Independent Shareholders are concerned and in the interests of the Company and the Shareholders as a whole, and whether the Proposed Annual Caps are fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole.

BASIS OF OUR OPINION

In formulating our advice and recommendation, we have relied on the accuracy of the information and facts supplied, and the opinions expressed by the Group, the Directors and the Group’s management to us. We have assumed that all statements of belief and intention made by the Directors in the Circular were made after due and careful consideration. We have also assumed that all information, representations and opinion made or referred to in the Circular were true, accurate and complete at the time they were made and will continue to be true up to the date of the AGM. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Group, the Directors and the Group’s management, and have been advised by the Directors that no material facts have been omitted from the information provided by or referred to in the Circular, which would make any statement therein misleading.

LETTER FROM GUOTAI JUNAN

We have assumed such information to be accurate and reliable and have not carried out any independent verification on the accuracy of such information, which provides us with a basis on which we have been able to formulate our independent opinion. We consider that we have reviewed sufficient information to reach an informed view, to justify our reliance on the accuracy of the information contained in the Circular and to provide a reasonable basis for our recommendation. We also consider that we have performed all reasonable steps as required under the Rule 13.80 of the Hong Kong Listing Rules (including the notes thereto) to formulate our opinion and recommendation. We have not, however, conducted any form of in-depth investigations into the business affairs, financial position and future prospects of the Group and the parties to the Non-exempt Continuing Connected Transactions, nor carried out any independent verification of the information supplied, representations made or opinions expressed by the Group, the Directors and the Group’s management.

LETTER FROM GUOTAI JUNAN

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion regarding the terms of the Non-exempt Continuing Connected Transaction Agreements and the Proposed Annual Caps, we have considered the following principal factors and reasons:

I.	The coal industry in the PRC

The following table sets out the production and consumption of coal in the PRC from 2008 to 2010:

Production and consumption

of coal in the PRC

	2008	2009	2010	CAGR from 2008 to 2010
	(million tonnes oil or equivalent)	(million tonnes oil or equivalent)	(million tonnes oil or equivalent)	(%)

Coal consumption	1,479.3	1,556.8	1,713.5	7.63
Coal production	1,557.1	1,652.1	1,800.4	7.53

Source:	the report headed “BP Statistical Review of World Energy June 2011” (the “BP Report”) issued by BP p.l.c., a global energy company with headquarters in London, the issued shares of which are listed on London Stock Exchange and New York Stock Exchange.

The consumption of coal in the PRC increased from approximately 1,479.3 million tonnes oil or equivalent in 2008 to approximately 1,713.5 million tonnes oil or equivalent in 2010, representing a compound annual growth rate (“CAGR”) of approximately 7.63%. On the other hand, the production of coal in the PRC increased from approximately 1,557.1 million tonnes oil or equivalent in 2008 to approximately 1,800.4 million tonnes oil or equivalent in 2010, representing a CAGR of approximately 7.53%. As stated in the annual report of the Company for the year ended 31 December 2011 (the “2011 Annual Report”), the Directors anticipated that the supply of coal will remain stable for the coal markets in the Asian-Pacific region, while the coal import in countries and regions among East Asia (including China) and South Asia will increase and the demand for coal in Asian-Pacific regions will increase moderately.

II.	Information on the Group

As disclosed in the Letter from the Board, the Company is principally engaged in the businesses of coal mining, washing, processing and sales of coal and coal chemicals. The Company’s main products are steam coal for use in large-scale power plants, coking coal for metallurgical production and prime quality low sulphur coal for use in pulverized coal injection.

LETTER FROM GUOTAI JUNAN

According to the annual report of the Company for the year ended 31 December 2010 and the 2011 Annual Report, the amount of gross sales of coal and the percentage of such sales to total revenue of the Group for each of the four years ended 31 December 2011 (prepared under the International Financial Reporting Standards (the “IFRS”)) are set out below:

	Year ended 31 December
	2008	2009	2010	2011
	(RMB’000) (Audited)	(RMB’000) (Audited)	(RMB’000) (Audited)	(RMB’000) (Audited)

Gross sales of coal	24,933,349	19,947,748	32,590,911	45,181,229
Total revenue	25,287,423	20,677,138	33,944,252	47,065,840
Percentage of gross sales of coal to total revenue	98.6%	96.5%	96.0%	96.0%

From the year ended 31 December 2008 to the year ended 31 December 2011, the gross sales of coal accounted for 96% or above of the total revenue of the Group while the CAGR of the gross sales of coal was approximately 21.9% during the period. As noted from the information disclosed in the paragraph headed “I. The coal industry in the PRC” above, the aforesaid CAGR of the gross sales of coal of the Group was about triple to each of the CAGR of the coal consumption of approximately 7.63% and coal production of approximately 7.53% in the PRC for the three years ended 31 December 2010.

III.	Information on the Parent Company and Yankuang Group Finance

Information of the Parent Company

As disclosed in the Letter from the Board, the Parent Company is a wholly State-owned corporation with a registered capital of RMB3,353.388 million and is principally engaged in the businesses of coal production, coal chemicals, coal-electrolytic aluminum and the manufacturing of whole set of machinery and electrical equipment.

Information of Yankuang Group Finance

As disclosed in the Letter from the Board, the principal activities of Yankuang Group Finance includes accepting deposits from the members, inter-bank borrowing, and making bill acceptance and discount for the members, etc.

LETTER FROM GUOTAI JUNAN

IV.	Existing Continuing Connected Transactions

The Existing Continuing Connected Transaction Agreements with the Parent Company and Yankuang Group Finance (as the case may be) relevant to the Non-exempt Continuing Connected Transactions include:

A1	Provision of Labour and Services Agreement

A3	Provision of Materials Supply Agreement

A4	Provision of Coal Products and Materials Agreement

A6	Financial Services Agreement

Summary of the principal terms and conditions of the above Existing Continuing Connected Transactions are set out in the Letter from the Board.

V.	Reasons for and benefits of the entering into of the Non-exempt Continuing Connected Transactions

As set out in the Letter from the Board, the Board is of the view that the Proposed Continuing Connected Transactions (including the Non-exempt Continuing Connected Transactions) are essential to the normal operations and are for the benefits of the Company for the following reasons:

(i)	The materials and related services provided by the Parent Company or Yankuang Group Finance (as the case may be) to the Company shall be provided according to approvals and certifications by the relevant government authorities or industry.

(ii)	Both the Parent Company and the Company are situated at Zoucheng, Shandong Province, the Company can obtain a timely and reliable supply from the Parent Company and thereby reducing the operational risks and the financing costs and risks and enhance the daily operation of the Company.

(iii)	The Company does not have the resources to provide social services. The social services such as medical insurance and social security are essential to the Group and are normally most efficiently provided by the Parent Company and its associates.

(iv)	The provision of products and materials by the Company to the Parent Company at Market Price can minimize the management and operational costs of the Group due to the close proximity between the Parent Company and the Company.

As set out in the Letter from the Board, such transactions will be entered into in the ordinary and usual course of business of the Company upon normal commercial terms, the Directors (including the independent non-executive Directors) believe that the terms of the Proposed Continuing Connected Transactions (including the Non-exempt Continuing Connected Transactions) are fair and reasonable and the entering into of the Proposed Continuing Connected Transaction Agreements (including the Non-exempt Continuing Connected Transaction Agreements) is in the interests of the Company and its shareholders as a whole.

LETTER FROM GUOTAI JUNAN

VI.	Summary of the principal terms and conditions of the Non-exempt Continuing Connected Transaction Agreements

By making reference to the Letter from the Board, the principal common terms and conditions of each of Non-exempt Continuing Connected Transaction Agreements (other than the Financial Services Agreement) are summarized as follows:

(i)	Term

Each of the Non-exempt Continuing Connected Transaction Agreements is for a term of three years commencing from 1 January 2012 and will expire on 31 December 2014.

(ii)	Price determination

(1)	State-prescribed Price

If at any time, a State-prescribed Price is applicable to any particular supply or service, such supply or service shall be provided based on the applicable State-prescribed Price. “State-prescribed Price” means the price determined according to the law, regulations, decisions, orders or pricing policy of the relevant government authorities.

(2)	Market Price

“Market Price” shall be determined according to normal commercial terms based on the following:

(a)	the price at which the same or similar type of supplies or services is to be provided by independent third parties under normal commercial terms and in the ordinary course of their businesses in the same area or in the vicinity; or

(b)	if (a) above is not applicable, the price at which the same or similar type of supplies or services is to be provided by independent third parties under normal commercial terms in the ordinary course of their businesses in the PRC.

(3)	Cost Price

“Cost Price” is:

(a)	the cost of providing the subject matter of the transaction by the providing party; or

LETTER FROM GUOTAI JUNAN

(b)	the cost of obtaining the subject matter of the transaction by the providing party from a third party and the additional cost of transmitting the subject matter to the receiving party.

(iii)	Coordination of annual demand

On or before 30 November each year, the requesting party may provide to the supplying party an annual assessment of the supplies or services that it requires from the other in the coming year and the parties shall agree on the annual plan before 31 December each year. The parties may in accordance with the terms of the relevant Continuing Connected Transaction Agreements enter into specific contracts.

(iv)	Payment

Each party shall record all payments due to or due from the other party in a calendar month under the Non-exempt Continuing Connected Transactions in its accounts on or before the last day of that calendar month. All payments incurred in a calendar month, excluding those payments for which the transactions are not completed or which are disputable, shall be settled in full by the responsible party within the next calendar month.

(v)	Other terms and conditions

Same as the Existing Continuing Connected Transaction Agreements except for those terms revised as disclosed in paragraph “VII. Proposed changes to the terms regarding the Non-exempt Continuing Connected Transaction Agreements comparing with relevant Existing Continuing Connected Transaction Agreements” below.

VII.	Proposed changes to the terms regarding the Non-exempt Continuing Connected Transaction Agreements comparing with relevant Existing Continuing Connected Transaction Agreements

Subject to the obtaining of the Independent Shareholders’ approval in the AGM, the Company and the Parent Company or Yankuang Group Finance (as the case may be) will renew the relevant Existing Continuing Connected Transactions according to the terms under the Non-exempt Continuing Connected Transaction Agreements. The principal terms of the Existing Continuing Connected Transaction Agreements are set out in the Letter from the Board and the proposed changes to the terms regarding the Non-exempt Continuing Connected Transaction Agreements comparing with relevant Existing Continuing Connected Transaction Agreements are set out below:

A1.	Provision of Labour and Services Agreement

(1)	The provision of the following labour and services shall cease: environmental services, police and fire services, gas supply, children’s education, civil army training and technical training;

LETTER FROM GUOTAI JUNAN

(2)	In addition to the provision of construction services, the Parent Company shall provide construction management to the Company;

(3)	The retiree benefits to be paid shall equal to 15% of the total salaries of the relevant employees of the Group at the relevant time, which is determined based on the historical amounts of the previous provision of the services by the Parent Company and after taking into account changes in future. The total amounts of payment shall not exceed RMB655.500 million, RMB753.825 million and RMB866.903 million per annum for the three years ending 31 December 2014, any excess shall be borne by the Parent Company; and

(4)	Other than the above changes and the duration of the agreement, all other terms and conditions of the Provision of Labour and Services Agreement remain unchanged.

We have further considered the following matters:

(1)	The entering into of the transactions contemplated under the Provision of Labour and Services Agreement could facilitate the Group to carry out its business activities and operations after considering the reasons and benefits as set out in the paragraph headed “V. Reasons for and benefits of the entering into of the Non-exempt Continuing Connected Transactions” above;

(2)	There is no obligation for the Company to secure the services exclusively from the Parent Company;

(3)	All labour and services shall be provided at Cost Price, other than construction services and management, telecommunication services, motor vehicle transportation services and maintenance and repair of mining equipment and machinery services, which shall be provided at Market Price;

(4)	Any expenses excess of the caps set for the retiree benefits shall be borne by the Parent Company. Should the Cost Price of the retiree benefits are less than the corresponding caps, the actual payment by the Company would be at Cost Price;

(5)	The Parent Company shall give priority in providing labour and services to the Company and the Parent Company shall undertake that the price of such labour or services shall not be higher than the price offered by the Parent Company to Independent Third Parties for the same type of labour or services;

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(6)	We note from the Letter from the Board that the transactions contemplated under the Provision of Labour and Services Agreement will be conducted in the ordinary and usual course of business of the Company and on normal commercial terms;

(7)	As advised by the Directors, there is no material difference in terms of the quality of the labour and services provided by the Parent Company as compared to the quality of the labour and services provided by Independent Third Parties; and

(8)	As advised by the Directors, in respect of the services which are to be provided at Cost Price, namely heat supply, property management services, individual employee benefits and retiree benefits, the Directors consider that such services would be most efficiently provided by the Parent Company because the Parent Company and the Company are both situated at the same location which can facilitate the provision of the services on a timely and reliable manner. Moreover, given that the aforesaid services are provided at Cost Price and such services would also be needed for the Parent Company, the Company could benefit from enjoying the economy of scale by sharing the costs with the Parent Company.

A3.	Provision of Materials Supply Agreement

(1)	Additional materials to be supplied by the Parent Company to the Company: coal. Although the Company produces coals and sells coals to the Parent Company pursuant to the Provision of Products, Materials and Equipment Leasing Agreement, the Company is expected to purchase a specific type of coal (which is different from the coals supplied by the Company to the Parent Company) from the Parent Company for use in its coal chemical projects; and

(2)	Other than the above changes and the duration of the agreement, the terms and conditions of the Provision of Materials Supply Agreement remain unchanged.

We have further considered the following matters:

(1)	The nature of the transactions contemplated under the Provision of Materials Supply Agreement could facilitate the Group to carry out its business activities and operations after considering the reasons and benefits as set out in the paragraph headed “V. Reasons for and benefits of the entering into of the Non-exempt Continuing Connected Transactions” above;

(2)	There is no obligation for the Company to secure the materials exclusively from the Parent Company;

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(3)	All the materials will be provided at Market Price;

(4)	The Parent Company shall give priority in providing materials to the Company and the Parent Company shall undertake that the price of such supplies shall not be higher than the price offered by the Parent Company to independent third parties for the same type of materials;

(5)	We note from the Letter from the Board that the transactions contemplated under the Provision of Materials Supply Agreement will be conducted in the ordinary and usual course of business of the Company and on normal commercial terms; and

(6)	As advised by the Directors, there is no material difference in terms of the quality of the materials provided by the Parent Company as compared to the quality of same or similar type of materials provided by independent third parties.

A4.	Provision of Products, Materials and Equipment Leasing Agreement (formerly known as the Provision of Coal Products and Materials Agreement)

(1)	Additional products and materials to be provided by the Company to the Parent Company: methanol and lease of coal mining equipments;

(2)	All products and materials and equipment leasing shall be provided to the Parent Company at Market Price; and

(3)	Other than the above changes and the duration of the agreement, all other terms and conditions of the Provision of Products, Materials and Equipment Leasing Agreement remain unchanged.

We have further considered the following matters:

(1)	The nature of the transactions contemplated under the Provision of Products and Materials and Equipment Leasing Agreement is within the Group’s existing business activities;

(2)	The reasons and benefits as set out in the paragraph headed “V. Reasons for and benefits of the entering into of the Non-exempt Continuing Connected Transactions” above;

(3)	The provision of products and materials and equipment leasing by the Company to the Parent Company will be at Market Price;

(4)	The supply exceeding demand situation in the domestic methanol market will continue in 2012 as expected by the Board as noted in the 2011 Annual Report; and

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(5)	We note from the Letter from the Board, the transactions contemplated under the Provision of Products and Materials and Equipment Leasing Agreement will be conducted in the ordinary and usual course of business of the Company and on normal commercial terms.

A6.	Financial Services Agreement

The terms of the proposed Financial Services Agreement shall be the same as the existing Financial Services Agreement, except that:

(1)	The maximum daily balance of the deposits (including accrued interests) of the Company with Yankuang Group Finance shall be increased from RMB1.82 billion to RMB10.0 billion;

(2)	The comprehensive credit facility limit (including accrued interests) to be provided by Yankuang Group Finance to the Company shall be increased from RMB1.6 billion to RMB3.0 billion;

(3)	The annual charge limit for discounted note services to be provided by Yankuang Group Finance to the Company shall be increased from RMB20.94 million to RMB40.20 million;

(4)	The annual charge for Other Miscellaneous Financial Services to be provided by Yankuang Group Finance to the Company, including settlement services, entrusted loans services and security services for the three years ending 31 December 2014 shall not exceed RMB8.50 million, RMB7.50 million and RMB7.50 million respectively; and

(5)	The duration of the Financial Services Agreement shall be extended to 31 December 2014.

In respect of the Financial Services Agreement, only the transactions contemplated under the provision of the deposit services pursuant to the Financial Services Agreement will constitute Non-exempt Continuing Connected Transactions which are subject to Independent Shareholders’ approval under the Hong Kong Listing Rules.

We have further considered the following matters:

(1)	The interest rate for the deposit of the Company with Yankuang Group Finance would be no less than the interest rate for the same kind of deposit announced by the People’s Bank of China for the same period, no less than the interest rate for the same kind of deposit offered by the Major Commercial Banks in the PRC for the same period and no less than that the interest rate for the same kind of deposit made by other group members of the Parent Company and its subsidiaries with Yankuang Group Finance for the same period;

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(2)	According to business license of Yankuang Group Finance and the relevant approval letter on it’s business scope from the CBRC, Yankuang Group Finance is governed by the CBRC to provide services within its approved scope in accordance with its operational requirements;

(3)	The provision of the deposit services by Yankuang Group Finance to the Company can provide an additional channel for the Group to deposit its saving balances while the Group will adopt internal control procedures and corporate governance measures to secure the Shareholders’ interests according to the Company’s announcement dated 19 August 2011;

(4)	We note from the Letter from the Board that the transactions contemplated under the provision of the deposit services pursuant to the Financial Services Agreement will be conducted in the ordinary and usual course of business of the Company and on normal commercial terms and the amendments are proposed mainly to achieve the Group’s “Double Growth” development goal of the “Twelfth Five-Year Plan”, i.e. the expansion plan to double the Group’s coal production and sales income to approximately 150 million tonnes and over RMB100 billion per annum respectively; and

(5)	As advised by the Directors, there is no material difference in terms of the quality of the deposit services provided by the Yankuang Group Finance as compared to the quality of same or similar type of deposit services provided by independent third parties.

In view of the above, we concur with the views of the Directors that the entering into of the Non-exempt Continuing Connected Transaction Agreements is in the interests of the Company and the Independent Shareholders as a whole and in the ordinary and usual course of business of the Company, and the terms thereof are on normal commercial terms and fair and reasonable so far as the Company and the Independent Shareholders are concerned.

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VIII.	The Proposed Annual Caps

(i)	The historical transaction amounts of the Existing Continuing Connected Transactions

A summary of the historical transaction amounts for the following Existing Continuing Connected Transactions for the three years ended 31 December 2011 as set out below:

	Historical transaction amounts for the financial year ended 31 December
	2009	2010	2011
	RMB’000	RMB’000	RMB’000

Expenditure
A1. Provision of Labour and Services Agreement	1,545,700	1,837,361	2,021,110
A3. Provision of Materials Supply Agreement	598,498	421,606	696,802
Revenue
A4. Provision of Coal Products and Materials Agreement	2,404,021	3,126,678	2,574,470
Maximum Daily Balance (including accrued interests):
A6. Financial Services Agreement – Deposit Services	N/A	1,400,000	1,820,000

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(ii)	The Proposed Annual Caps for the three years ending 31 December 2014.

A summary of the Proposed Annual Caps for the Non-exempt Continuing Connected Transactions for the three years ending 31 December 2014 as set out below:

		Proposed Annual Caps for the financial year ending 31 December
		2012	2013	2014
		RMB’000	RMB’000	RMB’000

Expenditure:
A1.	Provision of Labour and Services Agreement	2,351,420	2,501,045	2,659,943
Year-on-year percentage change			6.4%	6.4%
A3.	Provision of Materials Supply Agreement	2,467,930	1,404,710	1,312,750
Year-on-year percentage change			(43.1%)	(6.5%)
Revenue:
A4.	Provision of Products, Materials and Equipment Leasing Agreement	4,163,900	4,180,900	4,195,900
Year-on-year percentage change			0.4%	0.4%

Maximum Daily Balance (including accrued interests):
A6.	Financial Services Agreement – Deposit Services	10,000,000	10,000,000	10,000,000
Year-on-year percentage change			—	—

(iii)	The comparison of (1) the historical transaction amount of the relevant Existing Continuing Connected Transactions for the year ended 31 December 2011; and (2) the Proposed Annual Caps for the year ending 31 December 2012

We noted that:

(1)	the Proposed Annual Cap for the Provision of Labour and Services Supply Agreement for the year ending 31 December 2012 (which amounts to approximately RMB2,351.4 million) is higher than the historical transaction amount of the Provision of Labour and Services Agreement for the year ended 31 December 2011 (which amounts to approximately RMB2,021.1 million) by approximately 16.3%;

(2)	the Proposed Annual Cap for the Provision of Materials Supply Agreement for the year ending 31 December 2012 (which amounts to approximately RMB2,467.9 million) is higher than the historical transaction amount of the Provision of Materials Supply Agreement for the year ended 31 December 2011 (which amounts to approximately RMB696.8 million) by approximately 254.2%;

(3)	the Proposed Annual Cap for the Provision of Products, Materials and Equipment Leasing Agreement for the year ending 31 December 2012 (which amounts to approximately RMB4,163.9 million ) is higher than the historical transaction amount of the Provision of Coal Products and Materials Agreement for the year ended 31 December 2011 (which amounts to approximately RMB2,574.5 million) by approximately 61.7%; and

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(4)	the Proposed Annual Cap for the deposit services under the Financial Services Agreement for the year ending 31 December 2012 (which amounts to approximately RMB10,000.0 million ) is higher than the historical transaction amount for the deposit services under the Financial Services Agreement for the year ended 31 December 2011 (which amounts to approximately RMB1,820.0 million) by approximately 449.5%.

We wish to draw the attention of the Independent Shareholders that there exists an increase in the Proposed Annual Caps for each of the Provision of Labour and Services Supply Agreement, the Provision of Materials Supply Agreement, the Provision of Products, Materials and Equipment Leasing Agreement and the deposit services under the Financial Services Agreement for the year ending 31 December 2012, as compared with the historical transaction amounts of the corresponding transactions for the year ended 31 December 2011.

A1.	Provision of Labour and Services Agreement

We have obtained the breakdown of the Proposed Annual Caps for the Provision of Labour and Services Agreement and discussed with the Directors and noted that:

Labour and/or Services	Actual Transaction Amount for the year ended 31 December 2011	Breakdown of the Proposed Annual Cap for the year ending 31 December 2012	Basis on the estimation
	RMB’000	RMB’000

Environmental services; Police and fire services; Children’s education; Civil army training; Technical training	113,800	—	The Parent Company shall cease to provide the labour and services in this category to the Company under the proposed Provision of Labour and Services Agreement.

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Labour and/or Services	Actual Transaction Amount for the year ended 31 December 2011	Breakdown of the Proposed Annual Cap for the year ending 31 December 2012	Basis on the estimation
	RMB’000	RMB’000

Property management services	140,000	140,000	The Parent Company shall continue to provide property management services to the Company. It is estimated that there will have no material changes in the area of property to be managed for the three years ending 31 December 2014. Therefore the estimated expenses relating to property management services are RMB140.0 million for each of the three years ending 31 December 2014, which are the same as the corresponding actual transaction amount for each of the three years ended 31 December 2011.

Heat and gas supply	39,382	42,600	The Parent Company shall cease to provide gas supply to the Company starting from 2012. The Parent Company has commenced providing heat to the Company’s Nantun coal mine and Jining No.3 coal mine since 2012. Accordingly, taking into consideration of the area involved and anticipated usage, the Directors estimate that the annual cap for heat supply by the Parent Company will increase by approximately RMB3.2 million to approximately RMB42.6 million for each of the three years ending 31 December 2014, as compared with the historical transaction amount of the same for the year ended 31 December 2011.

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Labour and/or Services	Actual Transaction Amount for the year ended 31 December 2011	Breakdown of the Proposed Annual Cap for the year ending 31 December 2012	Basis on the estimation
	RMB’000	RMB’000

Retiree benefits	510,413	655,500	After taking into account changes in future, the annual caps for the retiree benefits for each of the three years ending 31 December 2014 are estimated to be 15% of the total salaries of the relevant employees of the Group in the relevant periods. Taking into consideration of the increases in the staff salaries of 15% per annum, the Directors estimate that the transaction amount relating to retiree benefits will increase by approximately RMB145.1 million for the year ending 31 December 2012, as compared with the historical transaction amount of the same for the year ended 31 December 2011.

Individual employee benefits	70,526	129,600	Taking into consideration of the increases in staff salaries and material prices, together with the implementation of employee rehabilitation benefits and significant improvement of staff quarters, the Directors estimate that the transaction amount for individual employee benefits will increase by approximately RMB59.1 million to approximately RMB129.6 million for each of the three years ending 31 December 2014, as compared with the historical transaction amount of the same for the year ended 31 December 2011.

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Labour and/or Services	Actual Transaction Amount for the year ended 31 December 2011	Breakdown of the Proposed Annual Cap for the year ending 31 December 2012	Basis on the estimation
	RMB’000	RMB’000

Telecommunication services	31,646	60,000	The Parent Company provides the internet access services, ERP system network services and safety-production dispatching system services to the Company at Market Price. Having considered that the demand for the telecommunication service and the capacity of database system would increase along with the business development of the Company, the Directors estimate that the transaction amount for telecommunication services will increase by approximately RMB28.4 million to approximately RMB60.0 million for each of the three years ending 31 December 2014, as compared with the historical transaction amount of the same for the year ended 31 December 2011.

Maintenance and repair of mining equipment and machinery services	323,550	393,820	The Directors expect that the demand for maintenance and repair of mining equipment and machinery services provided by the Parent Company will continue to expand due to expansion of the Group’s external resource exploitation. Further, taking into consideration of the increases in materials prices and staff salaries, the Directors estimate that the transaction amount for maintenance and repair of mining equipment and machinery services will increase by approximately RMB70.3 million for the year ending 31 December 2012, as compared with the historical transaction amount of the same for the year ended 31 December 2011.

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Labour and/or Services	Actual Transaction Amount for the year ended 31 December 2011	Breakdown of the Proposed Annual Cap for the year ending 31 December 2012	Basis on the estimation
	RMB’000	RMB’000

Construction services and management	718,155	850,000	Following the commencement of construction for a series of external resource exploitation projects, such as Shangdong Heze Wanfu coal mine project, power plant project, Inner Mongolia Ordos methanol project, Zhuanlongwan coal mine project, Yingpanhao coal mine project and Shilawusu coal mine field project, the construction services provided by the Parent Company is expected to expand substantially in the next three years. Further, taking into consideration of the increases in materials prices and staff salaries, the Directors estimate that the transaction amount for construction services and management will increase by approximately RMB131.8 million for the year ending 31 December 2012, as compared with the historical transaction amount of the same for the year ended 31 December 2011.

Motor vehicle transportation services	73,638	79,900	Due to the increases in the prices of materials and staff salaries and the increase in quantity of materials to be transported, the Directors estimate that the transaction amount for motor vehicle transportation services will increase by approximately RMB6.3 million for the year ending 31 December 2012, as compared with the historical transaction amount of the same for the year ended 31 December 2011.

Total:	2,021,110	2,351,420

In assessing the reasonableness of the Proposed Annual Caps under the Provision of Labour and Services Agreement, we have also taken into consideration of the followings:

(1)	For the property management services, according to the list of properties provided by the Company, there are no material difference between the total area of the properties managed by the Parent Company for the Company for the year ended 31 December 2011 and those currently under management for the year ending 31 December 2012.

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(2)	For the heat supply, we have obtained the estimated area involved and the anticipated usage of heat supply based on estimation by the management. We have checked the calculation on how such could arrive at the overall anticipated usage. We have also checked the unit price applied in estimating the corresponding annual caps and note that it is within the price range as set by Jining Price Bureau, the relevant local authority.

(3)	For the retiree benefits, we have obtained from the Company the actual retiree benefits incurred for the three years ended 31 December 2011 as well as the total salaries of the relevant employees of the Group for the same periods. We note that the actual retiree benefits incurred accounted for approximately 14.9%, 13.9% and 13.4% of the total salaries of the relevant employees of the Group for each of the three years ended 31 December 2011 and are considered comparable to the 15% adopted by the Company in estimating the annual cap for the year ending 31 December 2012. In estimating the total salaries of the relevant employees of the Group for 2012, the management has assumed an increment of 15% per annum from 2011 which is the same as the staff salaries growth rate baseline (the “Salaries Growth Baseline”) as set out in the notice from Shandong Provincial Government published on 5 April 2012.

(4)

For the individual employee benefits, we have obtained further breakdown of the estimated annual caps for each kind of the individual employee benefits currently provided by the Parent Company. As advised by the management, we understand that the increase in the estimated annual cap for the year ending 31 December 2012 as compared with the historical transaction amount incurred for the year ended 31 December 2011 was mainly due to the implementation of the employee rehabilitation benefits and significant improvement of staff quarters. We have checked the calculation on how each kind of the aforesaid services could arrive at the estimated annual caps for the individual employee benefits. We understand from the Company that the rental of the staff quarters is estimated with reference to the daily room charges of guesthouses nearby. As such, we have checked the daily room charges of the guesthouses in Jining, where the staff quarters are located, and we note that the estimated daily rental of staff quarters is comparable to such. Moreover, we have also made reference to the Salaries Growth Baseline and the “World Economic Outlook” published by the International Monetary Fund in April 2012, which set out the projected consumer price index (the “2012 PRC CPI”) in the PRC for the year ending 31 December 2012, in assessing the Directors’ estimation of increase in staff salaries and material prices, respectively.

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(5)	For the telecommunication services, we have obtained the estimated annual caps for each categories of the services provided based on estimation by the management. We have checked the calculation of such. We note from the Company that the demand for the telecommunication service and the capacity of database system would increase along with the business development of the Company. As such, we have reviewed some of the feasibility studies of the external resource exploitation projects of the Group (“Feasibility Studies”) on a sampling basis in assessing the representation of management on the existence of such business development.

(6)	For the maintenance and repair of mining equipment and machinery services, we note that there are series of external resource exploitation projects undertaken by the Company as stated in the Letter from the Board. We understand from the management that the estimation of the maintenance and repair of mining equipment and machinery services for the year ending 31 December 2012 is principally based on the progress and geographical location of such projects. We have obtained the expected production commencement date for each of these projects and reviewed the Feasibility Studies on a sampling basis to assess the progress of such projects as estimated by the Directors. In addition, we have also made reference to the Salaries Growth Baseline and the 2012 PRC CPI in assessing the Directors’ estimation of the increase in staff salaries and material prices respectively.

(7)	For the construction services and management, we understand from the Company that the external resource exploitation projects as mentioned in the table above are all currently under construction. We have obtained the expected commencement date and capital expenditure plan for each of these projects and reviewed the Feasibility Studies on a sampling basis to understand the plans and assess the progress of such projects as estimated by the Directors. In addition, we have also made reference to the Salaries Growth Baseline and the 2012 PRC CPI in assessing the Directors’ estimation of the increase in staff salaries and material prices respectively.

(8)

For the motor vehicle transportation services, we have obtained from the Company the estimated quantity and unit price for gangue discharge to be provided by the Parent Company and the historical transaction amount for material transportation service for the year ended 31 December 2011, which were used in estimating the corresponding annual cap for the year ending 31 December 2012. We have checked the calculation of such. In addition, we have also made reference to the Salaries Growth Baseline and the 2012 PRC CPI in assessing the Directors’ estimation of the increase in staff salaries and material prices respectively.

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A3.	Provision of Materials Supply Agreement

In respect of the significant increases in the Proposed Annual Caps for the Provision of Materials Supply Agreement, we have discussed with the Directors and noted that due to the expansion of the Company’s business operations and the commencement of construction for a series of projects, such as Shandong Heze Wanfu coal mine project, power plant project, Inner Mongolia Ordos methanol project, Zhuanlongwan coal mine project, Yingpanhao coal mine project and Shilawusu coal mine field project, the demand for the relevant materials and equipment is expected to continue to increase. The Directors estimate that the transaction amount for the materials supplied will increase by approximately RMB1,771.1 million for the year ending 31 December 2012, as compared with the historical transaction amount of the same for the year ended 31 December 2011.

In assessing the reasonableness of the Proposed Annual Caps under the Provision of Materials Supply Agreement, we have also taken into consideration of the following:

(1)	We understand from the Company that the significant increase in the proposed annual cap for the year ending 31 December 2012 as compared with the historical transaction amount incurred for the year ended 31 December 2011 is mainly due to the purchase of equipment and machinery from the Parent Company as part of the construction of a certain project of the Company. Under the plan of the Company, the aforesaid project is expected to commence trial production in late 2012 with capital expenditure of over RMB2 billion for the year ending 31 December 2012.

(2)	We have obtained the expected commencement date and capital expenditure plan for the external resource exploitation projects mentioned above and reviewed the Feasibility Studies on a sampling basis to assess the progress of such projects as estimated by the Directors.

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A4.	Provision of Products, Materials and Equipment Leasing Agreement

We have obtained the breakdown of the Proposed Annual Caps for the Provision of Products, Materials and Equipment Leasing Agreement and discussed with the Directors and noted that:

Transaction	Actual Transaction Amount for the year ended 31 December 2011	Breakdown of the Proposed Annual Cap for the year ending 31 December 2012	Basis on the estimation
	RMB’000	RMB’000

Sales of coal	2,088,794	3,339,900	Taking into consideration of the commencement of scale production of the Parent Company’s coal chemical processing facilities and the aluminium refining facilities, the Directors estimate that the transaction amount from the sales of coal to the Parent Company will increase by approximately RMB1,251.1 million to approximately RMB3,339.9 million for each of the three years ending 31 December 2014, as compared with the historical transaction amount of the same for the year ended 31 December 2011.

Supply of materials and equipment	485,676	534,000	Taking into consideration of the increases in materials prices, the Directors estimate that the transaction amount from the materials and equipment supplied to the Parent Company will increase by approximately RMB48.3 million for the year ending 31 December 2012, as compared with the historical transaction amount of the same for the year ended 31 December 2011.

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Transaction	Actual Transaction Amount for the year ended 31 December 2011	Breakdown of the Proposed Annual Cap for the year ending 31 December 2012	Basis on the estimation
	RMB’000	RMB’000

Sales of methanol	—	250,000	Following the commencement of production of the Company’s methanol project in northwest China, for the purpose of expanding the market and increasing sales channels, the Company plans to sell some of its methanol to the Parent Company at Market Price. The Directors estimate that the transaction amount from the sales of methanol to the Parent Company will be approximately RMB250.0 million for each of the three years ending 31 December 2014;

Leasing of equipments	—	40,000	The Directors have advised that two coal mines owned by Parent Company are expected to use more machinery equipments for coal mining, and the Company plans to lease the relevant equipments to the Parent Company at Market Price. As such, the Directors estimate that the rentals for leasing the equipments will be approximately RMB40.0 million for the year ending 31 December 2012.

Total:	2,574,470	4,163,900

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In assessing the reasonableness of the Proposed Annual Caps under the Provision of Products, Materials and Equipment Leasing Agreement, we have also taken into consideration of the following:

(1)	For the sales of coal, for each kind of coal to be sold to the Parent Company, we have obtained from the Company the estimated unit price and the estimated sales volume based on the coal volume needed under the designed production capacity of the Parent Company in arriving the corresponding annual cap. We have checked the calculation of such. We have also reviewed the invoices for the sales of similar kinds of coal from the Group to third parties independent to the Group for the three months ended 31 March 2012, on a sampling basis. In this respect, we note that the unit prices of coal used by the Company in estimating the corresponding annual caps under the Provision of Products, Materials and Equipment Leasing Agreement are comparable to the unit price of similar kinds of coal charged against third parties independent to the Group. In relation to the estimated sales volume, we also understand from the management that the Parent Company has anticipated the production volume of coal chemical processing products for the year ending 31 December 2012 would have an increase of approximately 60% as compared with the corresponding actual production volume for the year ended 31 December 2011.

(2)	For the supply of materials and equipment, we have made reference to the 2012 PRC CPI in assessing Directors’ estimation on increase in material prices.

(3)	For the sales of methanol, we have obtained from the Company the estimated unit price and the estimated sales volume in arriving the corresponding annual cap. We have checked the calculation on such. We have also reviewed the invoices for the sales of methanol from to Group to third parties independent to the Group for three months ended 31 March 2012, on a sampling basis. In this respect, we note that the unit price of methanol used by the Company in estimating the corresponding annual caps under the Provision of Products, Materials and Equipment Leasing Agreement is comparable to the unit prices of methanol charged against third parties independent to the Group. Moreover, we note that the expected sales of methanol from the Company to the Parent Company for the year ending 31 December 2012 is within the methanol sales target of the Group as stated in the 2011 Annual Report.

(4)	For leasing of equipments, according to the breakdown of the proposed annual rentals of the equipments to be leased by the Company to the Parent Company under the Provision of Products, Materials and Equipment Leasing Agreement, the proposed annual rentals are charging higher than the annual depreciation cost of the relevant equipments. We note that the estimated useful lives of the aforesaid equipment are within the range of useful life used for the deprecation of plant, machinery and equipment as stated in the 2011 Annual Report. In addition, purchase invoices of the equipment listed in the aforesaid breakdown have been randomly obtained and reviewed.

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A6.	Financial Services Agreement

In respect of the significant increases in the Proposed Annual Caps for deposit services under the Financial Services Agreement, according to the Letter from the Board, the Board proposed that the maximum daily balance of the deposits (including the accrued interests) of the Company under the Financial Services Agreement in the settlement account with Yankuang Group Finance shall not exceed RMB10.0 billion per annum for the three years ending 31 December 2014, as compared to the maximum daily balance of the deposits (including the accrued interests) under the Financial Services Agreement of RMB1.82 billion for the year ended 31 December 2011.

As set out in the Letter from the Board, the Board has taken into account the following principal factors in estimating the annual caps above:

(1)	the bank balance and cash of the Group as at 31 December 2011 amounted to approximately RMB18 billion (in accordance with the China Accounting Standards for Business Enterprises (the “CASBE”));

(2)	the Group’s “Double Growth” development goal of the “Twelfth Five-Year Plan”, i.e. the expansion plan to double the Group’s coal production and sales income to approximately 150 million tonnes and over RMB100 billion per annum respectively;

(3)	taken into account the historical increase in sales volume and income for the past three years, the Company estimates the increase in net cash inflow from operating activities of the Group caused by the estimated continuous increase in coal sales volume and income;

(4)	the Company plans to place more deposits with Yankuang Group Finance than with other Major Commercial Banks in the PRC, having considered (a) the interest rate for the deposits with Yankuang Group Finance shall be no less than the interest rate for the same kind of deposits offered by the Major Commercial Banks in PRC; and (b) as the Company holds 25% equity interest in Yankuang Group Finance, the Company will benefit from investment income attributable to the business operation of Yankuang Group Finance; and

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(5)	the interest rate for the deposit of the Company with Yankuang Group Finance shall be adjusted in accordance with the interest rate for the same kind of deposit announced by the People’s Bank of China for the same period in the next three years.

In assessing the reasonableness of the Proposed Annual Caps for deposit services under the Financial Services Agreement, we note that the bank balances and cash of the Group (in accordance with CASBE) as at the end of each of the corresponding reporting periods as set out in the quarterly reports, interim reports and annual reports of the Company for the two years ended 31 December 2010 and 2011 ranged from approximately RMB10.4 billion to RMB22.4 billion.

(iv)	The percentage changes in the Proposed Annual Caps

A summary of the reasons for the percentage changes in Proposed Annual Caps for the three years ending 31 December 2014 as advised by the Directors is set out below:

Proposed Continuing Connected Transactions		Percentage changes in the applicable Proposed Annual Caps for the three years ending 31 December 2014	Reasons for the changes

A1.	Provision of Labour and Services Supply Agreement	From the year ending 31 December 2012 to the year ending 31 December 2013: approximately 6.4%.	(i)	increases in the expected retiree benefits as the staff salaries are estimated to increase by 15% per annum for the three years ending 31 December 2014;

		From the year ending 31 December 2013 to the year ending 31 December 2014: approximately 6.4%.	(ii)	a series of external resource exploitation projects are expected to commence in succession for the three years ending 2014;

			(iii)	increase in the prices of materials and staff salaries; and

			(iv)	the Parent Company shall cease to provide some labour and services to the Company under the proposed Provision of Labour and Services Agreement.

LETTER FROM GUOTAI JUNAN

Proposed Continuing Connected Transactions		Percentage changes in the applicable Proposed Annual Caps for the three years ending 31 December 2014	Reasons for the changes

A3.	Provision of Materials Supply Agreement	From the year ending 31 December 2012 to the year ending 31 December 2013: approximately -43.1%	(i)	series of projects are expected to commence in succession for the three years ending 31 December 2014, a higher demand for equipment and machinery as part of the construction is expected to be supplied by the Parent Company in 2012; and

From the year ending 31 December 2013 to the year ending 31 December 2014: approximately-6.5%
			(ii)	The major equipment and machinery to be supplied by the Parent Company is estimated to have useful lives of over 10 years, with the installation of some of the equipment and machinery in 2012, it is expected that the demand for the same will decrease accordingly for the two years ending 31 December 2013 and 2014, resulting decrease in the corresponding annual caps.

A4.	Provision of Products, Materials and Equipment Leasing Agreement	From the year ending 31 December 2012 to the year ending 31 December 2013: approximately 0.4%	(i)	Increase in materials prices; and

		From the year ending 31 December 2013 to the year ending 31 December 2014: approximately 0.4%	(ii)	Increase in demand for comprehensive machinery equipments for coal mining by the Parent Company.

A6.	Financial Services Agreement – deposit services	The proposed Annual Caps for the three years ending 31 December 2014 are the same	N/A

LETTER FROM GUOTAI JUNAN

In assessing the reasonableness of the Proposed Annual Caps under the Provision of Labour and Services Supply Agreement for the two years ending 31 December 2013 and 2014, we have taken into consideration the followings:

(1)	In estimating the total salaries of the relevant employees of the Group for the two years ending 31 December 2013 and 2014, the management has assumed an increment of 15% per annum from 2011, which is the same as the Salaries Growth Baseline.

(2)	We have obtained the expected commencement date and capital expenditure plan for the external resource exploitation projects of the Group and reviewed the Feasibility Studies on a sampling basis to assess the progress of such projects as estimated by the Directors.

(3)	In addition, we have also made reference to the Salaries Growth Baseline and the projected consumer price index for the year ending 31 December 2013 in the PRC as set out in the “World Economic Outlook” published by the International Monetary Fund in April 2012 in assessing the Directors’ estimation of the increase in staff salaries and material prices respectively.

In assessing the reasonableness of the Proposed Annual Caps under the Provision of Materials Supply Agreement for the two years ending 31 December 2013 and 2014, we have taken into consideration the followings:

(1)	We note from the Company that the significant decrease in the proposed annual cap for the year ending 31 December 2013 as compared with the year ending 31 December 2012 was mainly due to the expected commencement of trial production of a certain project in late 2012, which the estimated purchase of material and equipment for such project accounted for nearly half of the overall annual cap for the Provision of Materials Supply Agreement for the year ending 31 December 2012. The expected purchase of materials and equipment from the Parent Company for the aforesaid project for the year ending 31 December 2013 was approximately 90% less than that for the year ending 31 December 2012.

(2)	We note from the Company that the decrease in the proposed annual cap for the year ending 31 December 2014 as compared with the year ending 31 December 2013 was mainly due to the further decrease in demand of materials and equipment from the Parent Company for the aforesaid project.

(3)	We have obtained the expected commencement date and capital expenditure plan for the external resource exploitation projects of the Group and reviewed the Feasibility Studies on a sampling basis to understand the plans and assess the progress of such projects as estimated by the Directors.

LETTER FROM GUOTAI JUNAN

In assessing the reasonableness of the Proposed Annual Caps under the Provision of Products, Materials and Equipment Leasing Agreement for the two years ending 31 December 2013 and 2014, we have taken into consideration the followings:

(1)	We note from the Company that there is no material change in the proposed annual caps of sales of coal and methanol for each of the three years ending 31 December 2014 as it is anticipated that there would not have a material change in the corresponding estimated unit price and sales volume during the corresponding periods.

(2)	The year-on-year growth rates of the proposed annual caps for each of the two years ending 31 December 2013 and 2014 are within the projected consumer price index in the PRC for the year ending 31 December 2013 as set out in the “World Economic Outlook” published by the International Monetary Fund in April 2012.

In assessing the reasonableness of the Proposed Annual Caps of the deposit services under the Financial Services Agreement for the two years ending 31 December 2013 and 2014, we have taken into consideration that the bank balances and cash of the Group (in accordance with CASBE) as at the end of each of the corresponding reporting periods as set out in the quarterly reports, interim reports and annual reports of the Company for the two years ended 31 December 2010 and 2011 ranged from approximately RMB10.4 billion to RMB22.4 billion.

In view of the above, after taking into account the historical trends for the coal industry in the PRC as well as the revenue of the Group, we consider that the Proposed Annual Caps are fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole.

RECOMMENDATION

Having considered the above principal factors and reasons, we consider that the Non-exempt Continuing Connected Transactions (including the terms under Non-exempt Continuing Connected Transaction Agreements) are (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms; and (iii) fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole, and the Proposed Annual Caps are fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole.

LETTER FROM GUOTAI JUNAN

Accordingly, we advise the Independent Board Committee to recommend the Independent Shareholders to vote in favour of the proposed resolutions to approve the Non-exempt Continuing Connected Transactions and the Proposed Annual Caps at the AGM. We also advise the Independent Shareholders to vote in favour of the proposed resolutions to approve the Non-exempt Continuing Connected Transactions and the Proposed Annual Caps at the AGM.

Yours faithfully,
For and on behalf of
Guotai Junan Capital Limited
Anthony Wong
Executive Director/Deputy General Manager

APPENDIX I	EXPLANATORY STATEMENT

This explanatory statement contains all the information required to be given to the Shareholders pursuant to Rule 10.06(1)(b) of the Listing Rules in connection with the proposed Repurchase Mandate, which is set out as follows:

1.	Hong Kong Listing Rules

The Hong Kong Listing Rules permit companies with a primary listing on the Hong Kong Stock Exchange to purchase their securities subject to certain restrictions. Repurchases must be funded out of funds legally available for the purpose and in accordance with the company’s constitutional documents and the applicable laws of the jurisdiction in which the company is incorporated or otherwise established. Any repurchase must be made out of funds which are legally available for the purpose and in accordance with the laws of the PRC and the memorandum of association and bylaw of the company. Any premium payable on a repurchase over the par value of the shares may be effected out of funds of the company which would otherwise be available for dividend or distribution or out of the company’s share premium account.

2.	Reasons for Repurchase of H Shares

The Board believes that the flexibility afforded by the Repurchase Mandate to repurchase H Shares would be beneficial to and in the best interests of the Company and its Shareholders. Such repurchase may, depending on the market conditions and funding arrangement at the time, lead to an enhancement of the net asset value and/or its earnings per Share and will only be made when the Board believes that such a repurchase will benefit the Company and its Shareholders.

3.	Registered Capital

As at the Latest Practicable Date, the registered capital of the Company was RMB4,918,400,000 comprising 1,958,400,000 H Shares of RMB1.00 each and 2,960,000,000 A Shares of RMB1.00 each, of which 2,600,000,000 A Shares were held by Yankuang Group and 360,000,000 A Shares were held by other Shareholders.

4.	Exercise of the Repurchase Mandate

Subject to the passing of the special resolutions approving the granting of the Repurchase Mandate to the Board at the AGM, the A Shareholders’ Class Meeting and the H Shareholders’ Class Meeting respectively, the Board will be granted the Repurchase Mandate until the end of the Relevant Period (as defined in the special resolutions in the notice of AGM, the notice of A Shareholders’ Class Meeting and the notice of H Shareholders’ Class Meeting, respectively). The exercise of the Repurchase Mandate is subject to: (1) the approvals of the relevant PRC regulatory authorities as required by the laws, rules and regulations of the PRC being obtained; and (2) the Company not being required by any of its creditors to repay or to provide guarantee in respect of any amount due to any of them (or if the Company is so required by any of its creditors, the Company having, in its absolute discretion, repaid or provided guarantee in respect of such amount) pursuant to the provisions of the Articles of Association applicable to reducing the share capital.

APPENDIX I	EXPLANATORY STATEMENT

The exercise in full of the Repurchase Mandate (on the basis of 1,958,400,000 H Shares in issue as at the Latest Practicable Date and no H Shares will be allotted and issued or repurchased by the Company on or prior to the date of the AGM, the A Shareholders’ Class Meeting and the H Shareholders’ Class Meeting) would result in a maximum of 195,840,000 H Shares being repurchased by the Company during the Relevant Period, being the maximum of 10% of the total H Shares in issue as at the date of passing the relevant resolutions.

5.	Funding of Repurchases

In repurchasing its H Shares, the Company intends to apply funds from the Company’s internal resources (which may include surplus funds and undistributed profits) legally available for such purpose in accordance with the Articles of Association and the applicable laws, rules and regulations of the PRC.

The Company is empowered by its Articles of Association to purchase its H Shares. Any repurchases by the Company may only be made out of either the funds of the Company that would otherwise be available for dividend or distribution or out of the proceeds of a new issue of shares made for such purpose, or from sums standing to the credit of the share premium account of the Company. The Company may not purchase securities on the Hong Kong Stock Exchange for a consideration other than cash or for settlement otherwise than in accordance with the trading rules of the Hong Kong Stock Exchange from time to time.

Based on the financial position disclosed in the recently published audited accounts for the year ended 31 December 2010, the Board considers that there will not be any material adverse impact on the working capital or gearing position of the Company in the event that the Repurchase Mandate is to be exercised in full at any time during the proposed repurchase period. The number of H Shares to be repurchased on any occasion and the price and other terms upon which the same are repurchased will be decided by the Board at the relevant time having regard to the circumstances then prevailing and in the best interests of the Company.

6.	Status of Repurchased H Shares

The Hong Kong Listing Rules provide that the listing of all the H Shares repurchased by the Company shall automatically be cancelled and the relevant share certificates shall be cancelled and destroyed. Under the PRC laws, the H Shares repurchased by the Company will be cancelled within 10 days and the Company’s registered capital will be reduced by an amount equivalent to the aggregate nominal value of the H Shares so cancelled.

APPENDIX I	EXPLANATORY STATEMENT

7.	H Shares Prices

The highest and lowest prices at which the H Shares have been traded on the Hong Kong Stock Exchange during each of the twelve months preceding the Latest Practicable Date were as follows:

	H Share Prices
	Highest	Lowest
	HK$	HK$

2011
May	32.95	27.55
June	32.85	28.50
July	31.20	28.60
August	30.90	19.54
September	23.60	16.02
October	21.60	13.72
November	21.80	17.28
December	19.08	15.36

2012
January	19.78	15.72
February	20.15	18.14
March	19.36	16.20
April	17.48	16.08
May (up to the Latest Practicable Date)	16.88	16.10

8.	Substantial Shareholders

As at the Latest Practicable Date, the interests of substantial shareholders of the Company, as defined under the Hong Kong Listing Rules, were as follows:

Name	Class of shares	Capacity	Nature of interests	Number of ordinary shares held in the Company	Percentage of total issued share capital of the Company

Yankuang Group	A Shares (state legal person share)	Beneficial owner	Corporate	2,600,000,000	52.86%

APPENDIX I	EXPLANATORY STATEMENT

9.	General Information

(a)	None of the Directors, to the best of their knowledge having made all reasonable enquiries, nor any of their associates, have any present intention to sell any Shares to the Company or any of its subsidiaries under the Repurchase Mandate if such is approved by the Shareholders.

(b)	The Directors have undertaken to the Hong Kong Stock Exchange that, so far as the same may be applicable, they will exercise the power of the Company to repurchase the H Shares pursuant to the Repurchase Mandate in accordance with the Hong Kong Listing Rules and the applicable laws of the PRC.

(c)	No connected person (as defined in the Hong Kong Listing Rules) of the Company has notified the Company that he has a present intention to sell H Shares to the Company or its subsidiaries, or has undertaken not to do so, if the Repurchase Mandate is granted and is exercised.

10.	Takeovers Code

If on the exercise of the power to repurchase H Shares pursuant to the Repurchase Mandate, a shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of Rule 32 of Takeovers Code. As a result, a shareholder or group of shareholders acting in concert could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeovers Code.

Assuming that the substantial shareholders do not dispose of its Shares, if the Repurchase Mandate was exercised in full, the percentage shareholdings of the substantial shareholders before and after such repurchase would be as follows:

Substantial Shareholders	Before repurchase	After repurchase

Yankuang Group	52.86%	55.05%

On the basis of the shareholdings held by the substantial shareholders named above, an exercise of the Repurchase Mandate in full will not have any implications for the substantial shareholders under the Takeovers Code. Assuming that there is no issue of Shares between the Latest Practicable Date and the date of a repurchase, an exercise of the Repurchase Mandate whether in whole or in part will not result in less than the relevant prescribed minimum percentage of the Shares of the Company being held by the public as required by the Hong Kong Stock Exchange. The Directors have no intention to exercise the Repurchase Mandate to an extent which may result in the requirements under Rule 8.08 of the Hong Kong Listing Rules not being complied with.

The Directors are not aware of any consequences that may arise under the Takeovers Code and/or any similar applicable law of which the Directors are aware, if any, as a result of any repurchases made under the Repurchase Mandate.

APPENDIX I	EXPLANATORY STATEMENT

11.	Share Repurchases Made by the Company

The Company had not repurchased any of its H Shares (whether on the Hong Kong Stock Exchange or otherwise) during the six months period preceding the Latest Practicable Date.

APPENDIX II	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

2.	DISCLOSURE OF INTEREST

(a)	Directors and supervisors of the Company

As at the Latest Practicable Date, the interests and short positions of the Directors, chief executive or supervisors of the Company in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO) or which are required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or which are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange were as follows:

Name	Title	Number of A Shares held as at the Latest Practicable Date (shares)

Wu Yuxiang	Director, Chief Financial Officer	20,000
Song Guo	Chairman of the supervisory committee	1,800

All the interests disclosed above represent long position in the A shares of the Company.

APPENDIX II	GENERAL INFORMATION

(b)	Substantial Shareholders

As at the Latest Practicable Date, save as disclosed below, so far as is known to the Board, no other persons (not being a Director, chief executive or supervisor of the Company) had an interest or short position in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO:

Name of substantial shareholders	Class of shares	Number of shares held (shares) (note 1)		Capacity	Percentage in the relevant class of share capital of the Company		Percentage in total share capital of the Company

Yankuang Group	A shares (state-owned legal person shares)	2,600,000,000	(L)	Beneficial owner	87.84	%(L)	52.86	%(L)

JPMorgan Chase & Co.	H Shares	293,391,877 8,019,399 117,319,54 (note 2)	(L) (S) (P)	Beneficial owner, investment manager and custodian corporation/ approved lending agent	14.98 0.41 5.99	%(L) %(S) %(P)	5,97 0.16 2.39	%(L) %(S) %(P)

Templeton Asset Management Ltd.	H Shares	272,453,000	(L)	Investment manager	13.91	%(L)	5.54	%(L)

BlackRock, Inc.	H Shares	156,410,904 16,756,106 (note 3)	(L) (S)	Interest of controlled corporation	7.99 0.86	%(L) %(S)	3.18 0.34	%(L) %(S)

BNP Paribas Investment Partners SA	H Shares	117,641,207	(L)	Interest of controlled corporation	6.00	%(L)	2.39	%(L)

Notes:

1.	The letter “L” denotes a long position. The letter “S” denotes a short position. The letter “P” denotes interests in a lending pool.
2.	The long positions in H Shares included 25,482,868 H Shares, which were held in the capacity of beneficial owners, 150,589,468 H Shares were held by investment managers and 117,319,541 H Shares were held as interests of controlled custodian corporation/ approved lending agent.

The aggregate interest of short positions in H Shares were held in the capacity of beneficial owners. Among the aggregate interests of long position in H shares, 6,898,000 H Shares were held as derivatives. Among the aggregate interests of short position in H shares, 4,688,000 H Shares were held as derivatives.

APPENDIX II	GENERAL INFORMATION

3.	Among the aggregate interests of short position in H Shares, 265,760 H Shares were held as derivatives.

3.	MATERIAL ADVERSE CHANGE

The Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 December 2011, being the date to which the latest published audited consolidated financial statements of the Group were made up to.

4.	MATERIAL LITIGATION

As far as the Directors are aware, none of the members of the Group was at present engaged in any material litigation or arbitration of material importance and there was no litigation or claim of material importance known to the Directors to be pending or threatened by or against any member of the Group as at the Latest Practicable Date.

5.	CONSENT AND QUALIFICATION OF EXPERT

The following expert has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter or statements and references to its name in the form and context in which it appear:

Name	Qualifications

Guotai Junan	a licensed corporation to carry out Type 6 (advising on corporate finance) regulated activity under the SFO

As at the Latest Practicable Date, the above expert was not beneficially interested in the share capital of any member of the Group nor did it has any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

As at the Latest Practicable Date, the above expert did not have any direct or indirect interest in any assets which have been, since 31 December 2011 (being the date to which the latest published audited financial statements of the Group were made up) acquired or disposed of by or leased to any member of the Group, or were proposed to be acquired or disposed of by or leased to any member of the Group.

6.	SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had any existing or proposed service contract with any member of the Group which will not expire or is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

APPENDIX II	GENERAL INFORMATION

7.	DIRECTORS’ INTERESTS IN THE GROUP’S ASSETS OR CONTRACTS

As at the Latest Practicable Date, none of the Directors or supervisors of the Company had any interest in any assets which have been, since 31 December 2011 (being the date to which the latest published audited financial statements of the Group were made up), acquired or disposed of by or leased to any member of the Group, or were proposed to be acquired or disposed of by or leased to any member of the Group.

As at the Latest Practicable Date, none of the Directors or supervisors of the Company is materially interested in any contract or arrangement subsisting at the Latest Practicable Date which is significant in relation to the business of the Group.

8.	DIRECTORS’ INTERESTS IN COMPETING BUSINESS

As at the Latest Practicable Date, none of the Directors or their respective associates has interests in the businesses, other then being a Director, which compete or are likely to compete, either directly or indirectly, with the businesses of the Group (as would be required to be disclosed under Rule 8.10 of the Hong Kong Listing Rules if each of them were a controlling shareholder).

9.	PROCEDURE FOR DEMANDING A POLL BY SHAREHOLDERS

Pursuant to Article 113 of the articles of association of the Company, at any Shareholders’ general meeting, a resolution shall be decided on a show of hands unless a poll is demanded before or after a vote is carried out by a show of hands:

(i)	by the chairman of the meeting;

(ii)	by at least two (2) Shareholders present in person or by proxy entitled to vote thereat; and

(iii)	by one (1) or more Shareholders present in person or by proxy and representing 10 % or more of all shares carrying the right to vote at the meeting. The demand for a poll may be withdrawn by the person who demands the same.

10.	MISCELLANEOUS

(a)	Mr. Zhang Baocai is the Company Secretary and Board Secretary of the Company.

(b)	As at the date of this circular, the Directors are Mr. Li Weimin, Mr. Wang Xin, Mr. Zhang Yingmin, Mr. Shi Xuerang, Mr. Wu Yuxiang, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive directors of the Company are Mr. Wang Xianzheng, Mr. Cheng Faguang, Mr. Wang Xiaojun and Mr. Xue Youzhi.

(c)	The registered office of the Company is 298 South Fushan Road, Zoucheng, Shandong Province, PRC, Postal Code: 273500.

APPENDIX II	GENERAL INFORMATION

(d)	The H Share registrar of the Company in Hong Kong is Hong Kong Registrars Limited at Room No. 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

(e)	In the case of any discrepancy, the English text of this circular and form of proxy shall prevail over the Chinese text.

11.	DOCUMENTS FOR INSPECTION

Copies of the following documents will be available for inspection at the office of Baker & McKenzie at 14th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong during normal business hours on any weekday (except public holidays) from the date of this circular up to and including 22 May 2012:

(a)	the Existing Continuing Connected Transactions Agreements;

(b)	the Proposed Continuing Connected Transactions Agreements;

(c)	the letter of recommendation from the Independent Board Committee of the Company to the Independent Shareholders as set out in this circular;

(d)	the letter of advice from Guotai Junan to the Independent Board Committee and the Independent Shareholders as set out in this circular;

(e)	the written consent from Guotai Junan referred to in paragraph 5 of this appendix; and

(f)	the Articles of Association of the Company.

NOTICE OF 2011 ANNUAL GENERAL MEETING

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

NOTICE OF 2011 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting for the year ended 31 December 2011 (the “AGM”) of Yanzhou Coal Mining Company Limited (the “Company”) will be held at 9:00 a.m. on Friday, 22 June 2012 at the Conference Room of Wai Zhao Building, 329 South Fushan Road, Zoucheng, Shandong Province, Postal Code 273500, the People’s Republic of China (the “PRC”) for the purpose of considering and, if thought fit, passing the following resolutions of the Company:

AS ORDINARY RESOLUTIONS:

1.	To consider and approve the working report of the board of directors of the Company (the “Board”) for the year ended 31 December 2011;

2.	To consider and approve the working report of the supervisory committee of the Company for the year ended 31 December 2011;

3.	To consider and approve the audited financial statements of the Company and its subsidiaries as at and for the year ended 31 December 2011;

4.	To consider and approve the proposed profit distribution plan of the Company for the year ended 31 December 2011 and to authorize the Board to distribute an aggregate cash dividend of RMB 2.8035 billion (tax inclusive), equivalent to RMB 0.57 (tax inclusive) per share to the shareholders of the Company;

5.	To consider and approve the remuneration of the directors and supervisors of the Company for the year ending 31 December 2012;

6.	To consider and approve the “Proposal in relation to the renewal of the liability insurance of directors, supervisors and senior officers”;

7.	To consider and approve the “Proposal in relation to the re-appointment and remuneration of external auditing firm for the year 2012”;

8.

To consider and approve the “Proposal in relation to the items and the annual caps of continuing connected transactions from 2012 to 2014”, including six continuing connected transaction agreements entered into by the Company, Yankuang Group Corporation Limited and Yankuang Group Finance Co., Ltd. and

NOTICE OF 2011 ANNUAL GENERAL MEETING

the annual caps for the year 2012 to 2014 thereof to be considered and voted on by independent shareholders, which details are set out in the announcement “Continuing Connected Transactions” dated 5 April 2012 and the AGM circular dated 8 May 2012.

AS SPECIAL RESOLUTIONS:

9.	To consider and approve the “Proposal in relation to the alteration of the approved financing activities of the financing business”;

10.	To consider and approve the “Proposal in relation to the extension of the term for the USD3 billion loan of Yancoal Australia Limited”;

11.	To consider and approve the “Proposal in relation to the provision of guarantee for the business in Australia”;

12.	To consider and approve the “Proposal for general mandate to the Board to issue H shares”

“THAT:

(a)	the Board be and is hereby granted an unconditional general mandate to issue, allot and deal with additional H Shares in the share capital of the Company and to make or grant offers, agreements and options in respect thereof, subject to the following terms:

(i)	such mandate shall not extend beyond the Relevant Period save that the Board may during the Relevant Period make or grant offers, agreements or options which might require the exercise of such powers after the end of the Relevant Period;

(ii)	the number of shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Board shall not exceed 20% of the aggregate nominal value of H Shares in issue as at the date of this resolution; and

(iii)	the Board will only exercise its power under such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time) and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained;

(b)	for the purpose of this resolution:

“H Shares” means the overseas-listed foreign invested shares in the share capital of the Company with a par value of RMB1.00 each, and which are held and traded in Hong Kong dollars;

NOTICE OF 2011 ANNUAL GENERAL MEETING

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next AGM of the Company following the passing of this resolution;

(ii)	the expiration of a 12-month period following the passing of this resolution; or

(iii)	the date on which the authority set out in this resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting; and

(c)	contingent on the directors resolving to issue shares pursuant to paragraph (a) of this resolution, the Board be and is hereby authorized to approve, execute and do or procure to be executed and done, all such documents, deeds and things as it may consider relevant in connection with the issue of such new shares including, but not limited to, determining the time and place of issue, making all necessary applications to the relevant authorities and entering into an underwriting agreement (or any other agreement), to determine the use of proceeds and to make all necessary filings and registrations with the relevant PRC, Hong Kong and other authorities, and to make such amendments to the Articles of Association as it thinks fit so as to reflect the increase in registered capital of the Company and to reflect the new share capital structure of the Company under the intended allotment and issue of the shares of the Company pursuant to the resolution under paragraph (a) of this resolution.”;

13.	To consider and approve the “Proposal for general mandate to the Board to repurchase H shares”

“THAT:

(a)	subject to paragraphs (b) and (c) below, the Relevant Period (as defined in paragraph (e) below) during which the Board may exercise the power of the Company to repurchase the issued H shares of the Company on the Hong Kong Stock Exchange, subject to and in accordance with all applicable laws, rules and regulations and/or requirements of the governmental or regulatory body of securities in the PRC, the Hong Kong Stock Exchange or of any other governmental or regulatory body be and is hereby approved;

(b)	the aggregate nominal value of H Shares of the Company authorised to be repurchased subject to the approval in paragraph (a) above during the Relevant Period shall not exceed 10% of the aggregate nominal value of H Shares in issue of the Company as at the date of the passing of this resolution;

NOTICE OF 2011 ANNUAL GENERAL MEETING

(c)	the approval in paragraph (a) above shall be conditional upon:

(i)	the passing of a special resolution with the same terms as the resolution set out in this paragraph (except for this sub-paragraph (c)(i)) at a class meeting for the holders of A Shares of the Company to be held on 22 June 2012 (or on such adjourned date as may be applicable) and the class meeting for the holders of H Shares to be held on 22 June 2012 (or on such adjourned date as may be applicable) for such purpose;

(ii)	the approval of the relevant PRC regulatory authorities as may be required by laws, rules and regulations of the PRC being obtained by the Company if appropriate; and

(iii)	the Company not being required by any of its creditors to repay or to provide guarantee in respect of any amount due to any of them (or if the Company is so required by any of its creditors, the Company having, in its absolute discretion, repaid or provided guarantee in respect of such amount) pursuant to the provisions of the Articles of Association;

(d)	subject to the approval of all relevant PRC regulatory authorities for the repurchase of such H Shares being granted, the Board be hereby authorised to:

(i)	amend the Articles of Association as it thinks fit so as to reduce the registered share capital of the Company and to reflect the new capital structure of the Company upon the repurchase of H shares of the Company as contemplated in paragraph (a) above; and

(ii)	file the amended Articles of Association with the relevant governmental authorities of the PRC.

(e)	for the purpose of this special resolution, “Relevant Period” means the period from the passing of this special resolution until whichever is the earlier of:

(i)	the conclusion of the next AGM following the passing of this special resolution;

(ii)	the expiration of a 12-month period following the passing of this special resolution; or

NOTICE OF 2011 ANNUAL GENERAL MEETING

(iii)	the date on which the authority set out in this special resolution is revoked or varied by a special resolution of the shareholders of the Company in any general meeting or by a special resolution of holders of H shares or holders of A shares of the Company at their respective class meetings.”.

By order of the board of directors
Yanzhou Coal Mining Company Limited
Li Weimin
Chairman of the Board

Zoucheng, Shandong Province, the PRC

8 May 2012

Notes:

1.	Eligibility for attending the AGM

Holders of the Company’s overseas listed foreign invested shares (in the form of H Shares) whose names appear on the Company’s register of members of H Shares which is maintained by Hong Kong Registrars Limited at the close of business on Tuesday, 22 May 2012 are entitled to attend the AGM after completing the registration procedures for attending the AGM.

Holders of H Shares, who intend to attend the AGM, must deliver the completed reply slips for attending the AGM to the Office of the Secretary of the Board no later than 2 June 2012.

Shareholders can deliver the necessary documents for registration to the Company in person, by post or by facsimile. Further details of the requirements of the instrument appointing the proxies are set out in note 2 below.

2.	Proxy

Each holder of H Shares who has the right to attend and vote at the AGM is entitled to appoint in writing one or more proxies, whether a Shareholder or not, to attend and vote on his behalf at the AGM.

The proxies of a Shareholder who has appointed more than one proxy may only vote on a poll. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorized in writing, or if the appointer is a legal entity, either under seal or under the hand of a director or a duly authorized attorney. If that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarized.

For holders of H Shares, the power of attorney or other documents of authorization and proxy forms must be delivered to Hong Kong Registrars Limited (Room 17M, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong) no less than 24 hours before the time appointed for the holding of the AGM or any adjournment thereof in order for such documents to be valid.

NOTICE OF 2011 ANNUAL GENERAL MEETING

3.	Closure of register of members

The H Share register of members of the Company will be closed, for the purpose of determining Shareholders’ entitlement to attend the AGM, from Wednesday, 23 May 2012 to Friday, 22 June 2012 (both days inclusive), during which period no transfer of H Shares will be registered. In order to attend the AGM, all share transfers, accompanied by the relevant share certificates, must be lodged for registration with the Company’s H Share Registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, no later than 4:30 p.m. on Tuesday, 22 May 2012. H Shareholders whose names appear on the register of members of the Company maintained by Computershare Hong Kong Investor Services Limited on or before the above date will be eligible to attend the AGM.

To determine the identity of the Shareholders entitled to receive the final dividend, the Company’s register of members will be closed from Friday, 6 July 2012 to Wednesday, 11 July 2012 (both days inclusive), during which period no transfer of H Shares will be registered. In order to be entitled to the final dividend, H Shareholders of the Company who have not registered the transfer documents are required to deposit the transfer documents together with the relevant share certificates with the H Share Registrar of the Company, Computershare Hong Kong Investor Services Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong no later than 4:30 p.m. on Thursday, 5 July 2012.

4.	Miscellaneous

(1)	The AGM is expected to last half a day. Shareholders attending the AGM are responsible for their own transportation and accommodation expenses.

(2)	All voting at the AGM will be conducted by a poll.

(3)	Details of the Office of the Secretary of the Board are as follows:

298 South Fushan Road

Zoucheng

Shandong Province 273500

PRC

Tel: 86-537-5382319

Fax: 86-537-5383311

NOTICE OF 2012 FIRST CLASS MEETING OF THE HOLDERS OF A SHARES

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

NOTICE OF 2012 FIRST CLASS MEETING OF

THE HOLDERS OF A SHARES

NOTICE IS HEREBY GIVEN that the 2012 first class meeting of the holders of A shares (the “A Shareholders’ Class Meeting”) of Yanzhou Coal Mining Company Limited (the “Company”) will be held at the Company’s conference room of Wai Zhao Building, 329 South Fushan Road, Zoucheng, Shandong Province, the PRC at 10:30 a.m. on Friday, 22 June 2012 for the purpose of considering and, if thought fit, passing the following resolution:

SPECIAL RESOLUTION

To consider and approve “the proposal regarding the general mandate on authorizing the board of directors of the Company to repurchase H shares of the Company”:

(a)	subject to paragraphs (b) and (c) below, the Relevant Period (as defined in paragraph (e) below) during which the board of directors (the “Board”) of the Company may exercise the power of the Company to repurchase the issued H Shares of the Company on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), subject to and in accordance with all applicable laws, rules and regulations and/or requirements of the governmental or regulatory body of securities in the PRC, the Hong Kong Stock Exchange or of any other governmental or regulatory body be and is hereby approved;

(b)	the aggregate nominal value of H Shares of the Company authorised to be repurchased subject to the approval in paragraph (a) above during the Relevant Period shall not exceed 10% of the aggregate nominal value of H Shares in issue of the Company as at the date of the passing of this resolution;

NOTICE OF 2012 FIRST CLASS MEETING OF THE HOLDERS OF A SHARES

(c)	the approval in paragraph (a) shall be conditional upon:

(i)	the passing of a special resolution in the same terms as the resolution set out in this paragraph (except for this sub-paragraph (c)(i)) at the AGM of the Company to be held on 22 June 2012 (or on such adjourned date as may be applicable) and the class meeting for holders of H Shares to be held on 22 June 2012 (or on such adjourned date as may be applicable);

(ii)	the approval of the relevant PRC regulatory authorities as may be required by laws, rules and regulations of the PRC being obtained by the Company if appropriate; and

(iii)	the Company not being required by any of its creditors to repay or to provide guarantee in respect of any amount due to any of them (or if the Company is so required by any of its creditors, the Company having, in its absolute discretion, repaid or provided guarantee in respect of such amount) pursuant to the provisions of the Articles of Association of the Company;

(d)	subject to the approval of all relevant PRC regulatory authorities for the repurchase of such H Shares being granted, the Board be hereby authorized to:

(i)	amend the Articles of Association of the Company as it thinks fit so as to reduce the registered share capital of the Company and to reflect the new capital structure of the Company upon the repurchase of H Shares of the Company as contemplated in paragraph (a) above; and

(ii)	file the amended Articles of Association of the Company with the relevant governmental authorities of the PRC; and

(e)	for the purpose of this special resolution, “Relevant Period” means the period from the passing of this special resolution until whichever is the earlier of:

(i)	the conclusion of the next AGM following the passing of this special resolution;

(ii)	the expiration of a 12-month period following the passing of this special resolution; or

NOTICE OF 2012 FIRST CLASS MEETING OF THE HOLDERS OF A SHARES

(iii)	the date on which the authority set out in this special resolution is revoked or varied by a special resolution of the members of the Company in any general meeting or by a special resolution of holders of H Shares or holders of A Shares of the Company at their respective class meetings.”

By order of the Board
Yanzhou Coal Mining Company Limited
Li Weimin
Chairman

Zoucheng, Shandong, the PRC

8 May 2012

Notes:

1.	Eligibility for attending the A Shareholders’ Class Meeting

Holders of A Shares whose names appear on the Company’s register of members of A Shares at the close of business on Tuesday, 22 May 2012 are entitled to attend the A Shareholders’ Class Meeting. Holders of A Shares, who intend to attend the A Shareholders’ Class Meeting, must deliver the completed reply slip for attending the A Shareholders’ Class Meeting to the Office of the Secretary of the Board no later than 2 June 2012. Shareholders can deliver the necessary documents for registration to the Company in person, by post or by facsimile. Further details of the requirements of the instrument appointing the proxies are set out in note 2 below.

2.	Proxy

Each holder of A Shares who has the right to attend and vote at the A Shareholders’ Class Meeting is entitled to appoint in writing one or more proxies, whether a Shareholder or not, to attend and vote on his behalf at the A Shareholders’ Class Meeting. The proxies of a Shareholder who has appointed more than one proxy may only vote on a poll. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorized in writing, or if the appointer is a legal entity, either under seal or under the hand of a director or a duly authorized attorney. If that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarized.

3.	Miscellaneous

(1)	Holders of the A Shares attending the A Shareholders’ Class Meeting are responsible for their own transportation and accommodation expenses.

(2)	All voting at the A Shareholders’ Class Meeting will be conducted by a poll.

(3)	Details of the Office of the Secretary of the Board are as follows:

298 South Fushan Road

Zoucheng

Shandong Province 273500

PRC

Tel: 86-537-5382319

Fax: 86-537-5383311

NOTICE OF 2012 FIRST CLASS MEETING OF THE HOLDERS OF H SHARES

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

NOTICE OF 2012 FIRST CLASS MEETING OF

THE HOLDERS OF H SHARES

NOTICE IS HEREBY GIVEN that the 2012 first class meeting of the holders of H shares (the “H Shareholders’ Class Meeting”) of Yanzhou Coal Mining Company Limited (the “Company”) will be held at the Company’s conference room of Wai Zhao Building, 329 South Fushan Road, Zoucheng, Shandong Province, the PRC at 11:30 a.m. on Friday, 22 June 2012 for the purpose of considering and, if thought fit, passing the following resolution:

SPECIAL RESOLUTION

To consider and approve “the proposal regarding the general mandate on authorizing the board of directors of the Company to repurchase H shares of the Company”:

(a)	subject to paragraphs (b) and (c) below, the Relevant Period (as defined in paragraph (e) below) during which the board of directors (the “Board”) of the Company may exercise the power of the Company to repurchase the issued H Shares of the Company on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), subject to and in accordance with all applicable laws, rules and regulations and/or requirements of the governmental or regulatory body of securities in the PRC, the Hong Kong Stock Exchange or of any other governmental or regulatory body be and is hereby approved;

(b)	the aggregate nominal value of H Shares of the Company authorised to be repurchased subject to the approval in paragraph (a) above during the Relevant Period shall not exceed 10% of the aggregate nominal value of H Shares in issue of the Company as at the date of the passing of this resolution;

NOTICE OF 2012 FIRST CLASS MEETING OF THE HOLDERS OF H SHARES

(c)	the approval in paragraph (a) shall be conditional upon:

(i)	the passing of a special resolution in the same terms as the resolution set out in this paragraph (except for this sub-paragraph (c)(i)) at the AGM of the Company to be held on 22 June 2012 (or on such adjourned date as may be applicable); and the class meeting for holders of A Shares to be held on 22 June 2012 (or on such adjourned date as may be applicable);

(ii)	the approval of the relevant PRC regulatory authorities as may be required by laws, rules and regulations of the PRC being obtained by the Company if appropriate; and

(iii)	the Company not being required by any of its creditors to repay or to provide guarantee in respect of any amount due to any of them (or if the Company is so required by any of its creditors, the Company having, in its absolute discretion, repaid or provided guarantee in respect of such amount) pursuant to the provisions of the Articles of Association of the Company;

(d)	subject to the approval of all relevant PRC regulatory authorities for the repurchase of such H Shares being granted, the Board be hereby authorized to:

(i)	amend the Articles of Association of the Company as it thinks fit so as to reduce the registered share capital of the Company and to reflect the new capital structure of the Company upon the repurchase of H Shares of the Company as contemplated in paragraph (a) above; and

(ii)	file the amended Articles of Association of the Company with the relevant governmental authorities of the PRC; and

(e)	for the purpose of this special resolution, “Relevant Period” means the period from the passing of this special resolution until whichever is the earlier of:

(i)	the conclusion of the next AGM following the passing of this special resolution;

(ii)	the expiration of a period of twelve months following the passing of this special resolution; or

NOTICE OF 2012 FIRST CLASS MEETING OF THE HOLDERS OF H SHARES

(iii)	the date on which the authority set out in this special resolution is revoked or varied by a special resolution of the members of the Company in any general meeting or by a special resolution of holders of H Shares or holders of A Shares of the Company at their respective class meetings.

By order of the Board
Yanzhou Coal Mining Company Limited
Li Weimin
Chairman

Zoucheng, Shandong, the PRC

8 May 2012

Notes:

1.	Eligibility for attending the H Shareholders’ Class Meeting

Holders of the Company’s overseas listed foreign invested shares (in the form of H shares) whose names appear on the Company’s register of members of H Shares which is maintained by Hong Kong Registrars Limited at the close of business on Tuesday, 22 May 2012 are entitled to attend the H Shareholders’ Class Meeting.

Holders of H Shares, who intend to attend the H Shareholders’ Class Meeting, must deliver the completed reply slips for attending the H Shareholders’ Class Meeting to the Office of the Secretary of the Board no later than 2 June 2012. Shareholders can deliver the necessary documents for registration to the Company in person, by post or by facsimile. Further details of the requirements of the instrument appointing the proxies are set out in note 2 below.

2.	Proxy

Each holder of H Shares who has the right to attend and vote at the H Shareholders’ Class Meeting is entitled to appoint in writing one or more proxies, whether a Shareholder or not, to attend and vote on his behalf at the H Shareholders’ Class Meeting.

The proxies of a Shareholder who has appointed more than one proxy may only vote on a poll. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorized in writing, or if the appointer is a legal entity, either under seal or under the hand of a director or a duly authorized attorney. If that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarized.

For holders of H Shares, the power of attorney or other documents of authorization and proxy forms must be delivered to Hong Kong Registrars Limited (Room 17M, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong) no less than 24 hours before the time appointed for the holding of the H Shareholders’ Class Meeting or any adjournment thereof in order for such documents to be valid.

NOTICE OF 2012 FIRST CLASS MEETING OF THE HOLDERS OF H SHARES

3.	Closure of register of members

The H share register will be closed from Wednesday, 23 May 2012 to Friday, 22 June 2012, during which time no transfer of H Shares will be registered. Holders of H Shares who wish to attend the H Shareholders’ Class Meeting must deliver their duly stamped instruments of transfer, accompanied by the relevant share certificates, to Hong Kong Registrars Limited (Room 17M, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong) no later than 4:30 p.m. on Tuesday, 22 May 2012.

4.	Miscellaneous

(1)	Holders of the H Shares attending the H Shareholders’ Class Meeting are responsible for their own transportation and accommodation expenses.

(2)	All voting at the H Shareholders’ Class Meeting will be conducted by a poll.

(3)	Details of the Office of the Secretary of the Board are as follows:

298 South Fushan Road

Zoucheng

Shandong Province 273500

PRC

Tel: 86-537-5382319

Fax: 86-537-5383311

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC